Annual Report 2001

Seeing Relationships Differently.™ imany®





A Quick Look at I-many...

The nature of most trading relationships and the contracts that govern them has become significantly more complex. The legal language together with terms and conditions governing price, shipment, payment, quality and other variables are difficult to manage using simple spreadsheets or databases. Even custom-built systems feel the burden of this increased complexity. I-many has identified the need to improve efficiencies and reduce errors by re-defining the Contract Management process. Whether buy-side or sell-side, our powerful transaction-processing engines enable organizations to create more effective contracts, eliminate inefficiencies and improve their bottom line. It has be estimated that "by eliminating inaccuracies and non-compliance through contract management solutions, savings can easily equal 2% or more of a company's annual contracted costs."

I-many is exclusively in the business of managing trading relationships through Contract Management. We build systems that automate all of the processes associated with contractual, business-to-business relationships between trading partners throughout the supply chain.

Whether buy-side or sell-side, the market potential for dedicated Contract Management software across a variety of industries is enormous, and I-many is poised to take full advantage of this opportunity.

Commerce between businesses has always been based on relationships. Companies form these relationships by negotiating and agreeing on products, pricing, services, payments, discounts, delivery and maintenance as well as many other terms and conditions. In other words, they create contracts that define the rules of their trading relationships.

Clearly, contracts drive business. Contracts contain the strategic elements that define how a business values its interactions with trading partners: customers, vendors, distributors and outside agencies. Corporations today negotiate and maintain tens of thousands of contracts that require management and compliance across every department, often spread across countries and various corporate entities. With nearly 80% of all business-to-business commerce occurring under negotiated contracts, the effectiveness of a corporation's sales and procurement operations are predicated on their ability to negotiate, adhere to, manage and evaluate contracts.

"by eliminating inaccuracies and contract non-compliance through our solutions, savings can easily equal 2% or more of a company's annual contracted costs"

-PriceWaterhouseCoopers Study-

Financial Highlights

(in thousands, except per share data)	Fiscal Years ended December 31, 1999	2000	2001
Net revenues	$19,411	$36,467	$56,071
Product Revenues	$ 9,228	$15,608	$30,011
Gross Margin %	72.4%	56.4%	72.6%
EBITDA	$(4,334)	$(16,213)	$(1,787)
Pro Forma (Cash) Loss per Share*	$ (0.43)	$ (0.85)	$ (0.12)
Net income (loss)	$(5,220)	$(24,175)	$(21,207)
Net income (loss) per share	$ (0.46)	$ (1.12)	$ (0.60)
Cash and cash equivalents	$15,322	$50,639	$36,015
Working capital	$ 8,633	$49,112	$33,624
Total assets	$27,182	$85,388	$91,971

* These pro forma amounts exclude charges for: amortization of goodwill and other intangibles, non-cash stock-based compensation and warrants, in-process research and development and restructuring and other charges.


Annual Total Revenue Growth
60
50
40
30
20
10
0
($ in millions)
1998
1999
2000
2001


Annual Product Revenue Growth
35
30
25
20
15
10
5
0
($ in millions)
1998
1999
2000
2001

- Revenue Growth of 54% over Year 2000 ($56.1 million from $36.5 million)
- Product (License) Revenue Growth of 92% over Year 2000 ($30.0 million from $15.6 million)
- Revenue from Non-Healthcare Markets Reached 25% of Total Revenue vs. 4% in Year 2000
- Gross Margins Improved to 73% vs. 56% in Year 2000
- EBITDA positive in 3 of 4 quarters
- First Pro Forma Profit as a Public Company in Q4



Letter to Shareholders...



2001 was an extraordinary year for I-many. It was a year that saw the bursting of the Internet bubble, a challenging economic environment and the tragic events of September 11. In spite of these challenges, I-many delivered outstanding financial performance, claimed leadership in the emerging Contract Management market and laid a solid foundation for future growth. These achievements are a direct result of the value of our solutions, a focus on the success of our customers and the quality of our people.

I-many 2001 - By the Numbers: Our financial performance in 2001 was impressive by any measure. Total revenues increased by 54% versus the prior year, while license revenue, a key metric for evaluating the performance of a software company, grew by over 92% and represented over 53% of our total revenues. Gross margins swelled to 73% for the year, including a record 76% in the fourth quarter. It was also in the fourth quarter that we recorded our first quarter of pro forma profitability as a public company.

I-many 2001 – Leadership: We have been widely recognized as the leader in the emerging Contract Management market. Our vision of Contract Management as a series of connected processes that truly define the nature of trading partner relationships is unique. This vision forms the cornerstone of our strategy to define and own the Contract Management space. More importantly, we are the only company with real solutions that address all aspects of a contract or trade based relationship – Plan, Create, Transact, Settle and Evaluate – and a customer base of over 200 companies benefiting from the use of these solutions today.

I-many 2001 – A Foundation for Future Growth: Throughout 2001 we continued to build the foundation for future growth. We invested heavily in research and development, established or strengthened key partnerships, penetrated new vertical markets and maintained an exceptionally strong balance sheet. Specifically, in regard to these areas:

- Research and development spending accounted for 26% of total revenue. Additionally, during 2001 and the first quarter of 2002, we completed key technology acquisitions to strengthen our capabilities in the areas of contract creation, settlement, "buy-side" procurement and government pricing. Our emphasis on internal development, in combination with acquired technologies, has significantly increased our competitive barriers and further distanced us from meaningful competition.
- Partnerships created or successfully leveraged throughout the course of 2001 and early 2002 include Procter & *Gamble, Accenture, CSC, JD Edwards, SCT and Documentum.*
- Sales to companies in non-healthcare verticals such as consumer products increased from approximately 4% at the end of 2000 to over 25% in 2001. This performance clearly demonstrates the ubiquitous nature of our solutions and the opportunity for further expansion.
- We closed 2001 with over $36 million in cash on the balance sheet with no debt.

In summary, we enter 2002 with excellent sales momentum, strong partnerships, a solution footprint that encompasses all aspects of buy-side and sell-side Contract Management, acknowledged leadership in the category, rapidly accelerating revenues in new vertical markets, a solid balance sheet and most importantly, a strong core of outstanding people capable of delivering the results expected by our clients, partners and shareholders into the future.

Sincerely,

A. Leigh Powell
Chairman, President and Chief Executive Officer

"...rapidly accelerating revenues..., a solid balance sheet..., a strong core of outstanding people..."

A Light on Contract Management



To most people, the word "contract" simply means a legal obligation between two or more parties, or a means of protecting their interests from legal liabilities. But companies don't simply buy and sell from each other; they form relationships by first negotiating and agreeing on price, terms of payment, discounts and other variables. Contracts are used to define the terms or rules of the relationship between trading partners. Increasingly the nature of most trading relationships and the contracts that govern them have become significantly more complex and are so numerous that it is virtually impossible to track them manually.

Despite this increased complexity and importance, however, recent studies by Goldman Sachs have found that most businesses do not have the mechanisms in place to fully leverage the total value of their contracts. Key processes such as contract modeling, creation, execution, fulfillment, settlement, evaluation and renewal are managed piecemeal throughout an organization, and remain predominantly manual.

Even with the help of proprietary or off-the-shelf automation tools – like Enterprise Resource Planning (ERP), or Customer Relationship Management (CRM) systems - businesses commit considerable time, resources, and manpower maintaining the terms of their complex trade relationships, and risk being overwhelmed by the sheer volume of terms and negotiations. This results in lost revenues and financial exposure due to erroneous claims, damaged relationships, and missed opportunities.

Part of An Enterprise Strategy

While the functional void in ERP and CRM systems has been a driving force behind the development of Contract Management technology, Contract Management systems are not designed to replace these functions. The real value of Contract Management comes from supporting both systems as part of an integrated e-business platform. Contract Management provides comprehensive contract coverage throughout the enterprise and acts as a conduit to improve the performance of the other enterprise systems, including ERP, CRM, Supply Chain Management, Supplier Relationship Management, Marketing Automation and Price Optimization.

For example, a manufacturer may use a CRM system to initially sell to a customer – and in the process negotiate terms and possibly create documents that are entered into the Contract Management system. Orders from the customer are then entered and tracked in the ERP system, and are driven by the terms managed in the Contract Management system. Accounting data from the ERP system can then be leveraged by the Contract Management system to help build more favorable or attractive contract packages and terms.

Finally, contract terms can be leveraged by the CRM system in promotions, personalized offers, automated campaigns, etc. Contract management brings together ERP capabilities, such as account information access and e-commerce efficiencies, with customer information available in CRM systems. Thus, contract management bridges the gap between the old economy and the new, by giving organizations the necessary influence over systems to drive their business to the next level through true trade relationship management.

Who Needs Contract Management Solutions?

Although "many companies believe that their existing business systems provide the level of contract management capabilities they need," according to Doculabs 2001 Study on Contract Management, "this is where the real problem lies. By not controlling or managing contracts effectively, organizations are throwing away millions of dollars every year."

Few software vendors currently provide contract management solutions. Only one, I-many, offers the complete solution. In fact, according to Goldman Sachs, "... the only software provider able to create true comprehensive support of the contract management lifecycle is I-many Inc. On a pure-play basis, the leading public contract management software company is I-many ... I-many is marching across the economy."

The same study reports that there are "... many contract-intensive industries that can benefit significantly by managing contract lapses, eliminating write-offs and managing complex data structures by addressing contracting issues through innovative technology-enabled contract management solutions like those offered by I-many." The list includes:

Aerospace/Defense	Foodservice
Automotive	Insurance
Banking	Machinery
Beverage	Medical/Surgical
Cable/Telecom	Mining
Consumer Goods	Paper
Steel	Personal Care Products
Chemicals	Petroleum
Computer Telecom	Pharmaceutical
Equipment	Semiconductor
Contractors	Telecom Services
Electrical Equipment	Textiles/Apparel
Electronics	Transportation
Engineering/Construction	Utilities
Food Manufacturing	

"By not controlling or managing contracts effectively, organizations are throwing away millions of dollars every year"

I-many, the Key to Contract Management



While everyone agrees on the necessity for an Enterprise-wide Contract Management solution, the sheer size, complexity and variability of contractual relationships have slowed development of commercial Contract Management solutions in most industries. The job is simply too large and complex for most software developers to risk the necessary investment of human and financial capital.

What is needed – and what only I-many provides – is a true, dedicated Contract Management system that is designed for complexity and flexibility. We are not only the leading provider of third party contract management software for healthcare/ pharmaceutical manufacturers and distributors; we are also the only major player in what is fast becoming a necessary and important business software category across all other industries. Our solutions are gaining wide acceptance in the food services and consumer goods industries, and we are rapidly developing and configuring solutions for many others.



ANALYZER
SETTLEMENT
CONTRACT REPOSITORY
PLANNER
COMPLIANCE
CREATOR
CONTRACTSPHERE

I-many is exclusively in the business of managing trade relationships through the entirety of the contract management lifecycle. This lifecycle has five stages: planning, creation, transaction, settlement and finally evaluation. Evaluation, while listed as a final step, is a process that occurs continually throughout the contract lifecycle and allows companies to better construct new contracts with their trading partners. Our systems automate the entire process of the contract management lifecycle.

"I-many is exclusively in the business of managing trade relationships through the entirety of the contract management lifecycle."

Potential For Growth

While I-many has primarily provided solutions to the "sell-side" of trading relationships, there is a significant value to the "buy-side." Buyers can use Contract Management to negotiate better deals with manufacturers and suppliers, track their purchasing histories to see where greater efficiencies are possible, and take better advantage of special deals and promotions. With the release of ContractSphere, I-many is well positioned to dominate the buy-side of Contract Management processes. Our partnership with Procter & Gamble on the buy-side of their worldwide procurement organization should further accelerate I-many's penetration of this expansive market opportunity.

I-many/ContractSphere™

I-many/ContractSphere provides full lifecycle contract management capability with both buy- and sell-side contract management functions from contract planning, negotiation and creation to accurate and timely transaction compliance, settlement and analytics. I-many envisions that all contracts in an enterprise will be seamlessly managed by a single, integrated enterprise contract management solution utilizing a central contract repository and uniform contract business processes to provide companies with consistent and accurate access to the value of its contracts, which is often locked in filing cabinets.

I-many/ContractSphere yields compelling benefits:

- Automation of manual and paper intensive contracting processes
- Standardization of contracts around best practices
- Contract visibility by users and other application systems within the corporation
- Proactive contract performance monitoring, increasing contract and trading partner compliance while reducing costly errors

I-many's Products Shape the Contract Lifecycle Process

A decade of development and tens of thousands of programming man-hours have resulted in a suite of Contract Management solutions that meet real business needs:

I-many, the leader in contract management, has pioneered the world of automated contract commerce. In industries where revenue is driven by contracted sales, managing contracts is of paramount importance. In addition to I many/ContractSphere, I-many provides a host of solutions that automate all of the processes associated with contractual, business-to-business relationships between trading partners.

I-many/CARS
The gold standard of contract management solutions, I-many/CARS provides comprehensive, end-to-end management of mission-critical, incentive driven contract and program processes.

I-many/Incentives
I-many/Incentives provides the tools needed to monitor product pricing, manage agreement incentives and track end-user and prime vendor relationships as well as forecast and report on all aspects of contract management and administration.

I-many/Collections and Disputes
The solution for business-to-business credit, collection and dispute management needs, Imany/Collections and Disputes streamlines the collections process, allowing companies to collect more receivables, decrease past dues, and identify and resolve delayed payments.

I-many/Deductions
I-many/Deductions revolutionized the business-to-business settlement process by solving the ongoing problems surrounding the settlement of invoice disputes and deductions, thus allowing trading partners to more easily reach mutually satisfactory agreements.

I-many/Trade Promotions
A sophisticated, Internet-enabled software system, I-many/Trade Promotions empowers sales and marketing departments and remote sales agents to create, distribute, manage, monitor and track simultaneous campaigns and promotions across products, categories, accounts and regions – all via the Internet.

I-many/Medicaid
I-many/Medicaid is a ready-to-install software solution that processes data, calculates rebates and creates payments for both federal and state rebate programs.

I-many/Government Pricing
I-many/Government Pricing enables companies to quickly and efficiently monitor and comply with all government-mandated pricing and reporting requirements established by the Medicaid Drug Rebate Program, the Federal Supply Schedule and the Veteran's Health Care Act of 1992.

I-many/Analytics
I-many/Analytics provides sophisticated reporting and analysis across a spectrum of mission critical sales- and contract-management processes, effectively leveraging the information assets of I-many/CARS.



"...a host of solutions that automate all of the processes associated with contractual, business-to-business relationships between trading partners."

Financial Table of Contents

SELECTED CONSOLIDATED CONDENSED FINANCIAL DATA

The selected condensed financial data presented below as of and for each of the years in the five-year period ended December 31, 2001 are derived from our financial statements. The financial statements as of and for each of the years have been audited by Arthur Andersen LLP, independent public accountants. Historical results are not necessarily indicative of future results. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements and other financial information included elsewhere in this report.

	YEAR ENDED DECEMBER 31,				
(IN THOUSANDS, EXCEPT PER SHARE DATA)	1997	1998	1999	2000	2001
STATEMENT OF OPERATIONS DATA:					
Net revenues:					
Product	$ 5,043	$ 8,526	$ 9,228	$15,608	$30,011
Service	2,471	5,016	10,183	20,859	26,060
Total net revenues	7,514	13,542	19,411	36,467	56,071
Cost of revenues	2,249	2,062	5,354	15,911	15,363
Gross profit	5,265	11,480	14,057	20,556	40,708
Operating expenses:					
Sales and marketing	1,223	3,676	6,613	21,610	20,952
Research and development	1,523	2,339	8,222	12,836	14,837
General and administrative	1,302	3,379	3,556	4,943	8,340
Depreciation	161	366	751	4,051	3,981
Amortization of goodwill and other purchased intangible assets	--	--	--	335	6,800
In-process research and development	--	--	--	2,400	3,700
Restructuring and other charges	--	--	--	--	4,753
Total operating expenses	4,209	9,760	19,142	46,175	63,363
Income (loss) from operations	1,056	1,720	(5,085)	(25,619)	(22,655)
Other income (expense), net	(733)	(129)	146	1,444	1,448
Provision for (benefit from) income taxes	--	(320)	281	--	--
Net income (loss)	$ 323	$ 1,911	$(5,220)	$(24,175)	$(21,207)
Net income (loss) per share:					
Basic	$ 0.03	$ 0.19	$ (0.46)	$ (1.12)	$ (0.60)
Diluted	$ 0.03	$ 0.11	$ (0.46)	$ (1.12)	$ (0.60)
Weighted average shares outstanding:					
Basic	9,785	10,192	11,433	22,048	35,056
Diluted	13,422	18,317	11,433	22,048	35,056

	AS OF DECEMBER 31,				
(IN THOUSANDS)	1997	1998	1999	2000	2001
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 1,872	$ 5,129	$ 15,322	$ 50,639	$ 36,015
Working capital (deficit)	(736)	4,518	8,633	49,112	33,624
Total assets	4,705	11,609	27,182	85,388	91,971
Debt, including current portion	5,869	75	41	173	188
Redeemable convertible preferred stock	--	--	12,492	--	--
Total stockholders' equity (deficit)	(6,335)	5,331	197	68,761	75,256

You should read the following discussion of our financial condition and results of operations in conjunction with our financial statements and related notes. In addition to historical information, the following discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated by such forward-looking statements due to various factors, including, but not limited to, those set forth under "Certain Factors That May Affect Future Results" and elsewhere in this report.

OVERVIEW

We provide software and related professional services that allow our clients to more effectively manage their business-to-business relationships. Our products and services were originally developed to manage complex contract purchasing relationships in the healthcare industry. Our Contract Administration and Reporting System, or CARS, software suite is used by 8 of the 10 largest and 15 of the 20 largest pharmaceutical manufacturers, ranked according to 2000 annual healthcare revenues. We are seeking to expand our products and services to new vertical markets, particularly the consumer packaged goods and foodservice industries. Our acquisitions of Chi-Cor Information Management, Inc. (ChiCor) in November 2000 and Intersoft International, Inc. (Intersoft) in March 2001 have provided us with accepted products, customers and expertise in these new vertical markets. Also, our acquisition of BCL Vision Ltd. (BCL) (renamed I-many International Limited) in April 2001 has expanded our portfolio of software solutions, which we can market to customers within our currently-targeted and other vertical markets. Under the rules of purchase accounting, the acquired companies' revenues and results of operations have been included together with those of the Company from the actual dates of the acquisitions and materially affect the period-to-period comparisons of the Company's historical results of operations.

We have generated revenues from both products and services. Product revenues, which had been principally comprised of software license fees generated from our CARS software suite and now include deductions and trade funds management products and cash and trade receivables management software pursuant to our acquisitions of ChiCor and BCL (now I-many International Limited), accounted for 42.8% of net revenues in 2000 and 53.5% of net revenues in 2001. Service revenues include maintenance and support fees directly related to our licensed software products, professional service fees derived from consulting, installation, business analysis and training services related to our software products and hosting fees. Service revenues accounted for 57.2% of net revenues in 2000 and 46.5% of net revenues in 2001.

Software license revenues are attributable to the addition of new customers, and the expansion of existing customer relationships through licenses covering additional users, licenses of additional software products and license renewals. We recognize revenue in accordance with Statement of Position (SOP) No. 97-2, *Software Revenue Recognition* and SOP 98-9, *Software Revenue Recognition, with Respect to Certain Arrangements*. We generate revenues from licensing our software and providing professional services, training and maintenance and support services.

We sell software, professional services, training and maintenance and support services. In multiple-element arrangements, we allocate the total fee to professional services, training and maintenance and support services based on the fair value of those elements, which is defined as the price charged when those elements are sold separately. The residual amount is then allocated to the software license fee.

We recognize software license fees upon execution of a signed license agreement and delivery of the software, provided there are no significant post-delivery obligations, the payment is fixed or determinable and collection is probable. In cases where significant post-delivery obligations exist, such as customization or enhancements to the core software, we recognize the entire fee on a percentage-of-completion basis, and include the entire fee in product revenues. If an acceptance period is required, revenues are recognized upon customer acceptance. We provide for sales returns at the time of revenue recognition based on historical experience. To date, such returns have not been significant.

Service revenues include professional services, training and maintenance and support services. Professional service revenues are recognized as the services are performed for time and materials contracts and using the percentage-of-completion method for fixed fee contracts. If conditions for acceptance exist, professional service revenues are recognized upon customer acceptance. For fixed fee professional service contracts, we provide for anticipated losses in the period in which the loss becomes known and can be reasonably estimated. To date, losses incurred on fixed fee contracts have not been significant. Training revenues are recognized as the services are provided. Maintenance and customer support fees are recognized ratably over the term of the maintenance contract, which is generally twelve months. When maintenance and support is included in the total license fee, we allocate a portion of the total fee to maintenance and support based upon the price paid by the customer to purchase maintenance and support in the second year.

Payments received from customers at the inception of a maintenance period are treated as deferred service revenues and recognized ratably over the maintenance period. Payments received from customers in advance of product shipment or revenue recognition are treated as unearned product revenues and recognized when the product is shipped to the customer or when earned. Substantially all of the amounts included in cost of revenues represent direct costs related to the delivery of professional services, training and maintenance and customer support. To date, cost of product revenues have not been significant.

We assess the realizability of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of*. We review our long-lived assets for impairment as events and circumstances indicate the carrying amount of an asset may not be recoverable. We evaluate the realizability of our long-lived assets based on profitability and cash flow expectations for the related asset.

Research and development costs are charged to operations as incurred. SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed*, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have not been material. As such, all software development costs incurred to date have been expensed as incurred.

We account for internal-use software, in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. In accordance with this statement, costs incurred during the preliminary project stage and costs incurred for data conversion, training and maintenance are expensed as incurred. Once the preliminary project stage is completed, external direct costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the asset.

SFAS No. 105, *Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, requires disclosure of any significant off-balance-sheet risk and concentrations of credit risk. We do not have any significant off-balance-sheet risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. Concentration of credit risk with respect to cash equivalents is limited because we place our investments in highly-rated financial institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom we make substantial sales. To reduce risk, we routinely assess the financial strength of our customers and, as a consequence, believe that our accounts receivable credit risk exposure is limited. We maintain an allowance for potential credit losses but historically have not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

In accordance with SFAS No. 128, *Earnings per Share*, basic and diluted net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average basic and diluted number of shares of common stock outstanding during the period. The calculation of basic weighted average shares outstanding excludes unvested restricted common stock that is subject to repurchase by the Company. For periods in which a net loss has been incurred, the calculation of diluted net loss per share excludes potential common stock, as their effect is antidilutive. Potential common stock includes (i) incremental shares of common stock issuable upon the exercise of outstanding stock options and warrants calculated using the treasury stock method; (ii) shares of common stock issuable upon the exchange or conversion of preferred stock and convertible debt calculated using the as-if-converted method; and (iii) unvested restricted common stock subject to repurchase by the Company. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, *Earnings per Share in an Initial Public Offering*, we determined that there were no nominal issuances of common stock prior to the Company's initial public offering (IPO).

After being profitable in both 1997 and 1998, we increased our spending significantly during 1999 and the first half of 2000, principally to increase the size of our sales and marketing workforce and for development and marketing expenses related to the development of our web-based initiatives. Our operating expenses (excluding restructuring charges and acquisition-related amortization and write-offs) have increased significantly since 1997, from $4.2 million for the 12 months ended December 31, 1997 to $48.1 million for the 12 months ended December 31, 2001. These increases are primarily due to additions to our staff, including through acquisitions, as we have expanded all aspects of our operations. We have grown from 46 employees as of December 31, 1996 to 373 employees at December 31, 2001.

RECENT EVENTS

In the quarter ended December 31, 2001, we recorded a $1.7 million charge in connection with a restructuring of our operations and the impairment in value of goodwill related to our acquisition of Intersoft International, Inc. ("Intersoft"). The $1.7 million charge consisted of $368,000 in severance pay, $445,000 in facility closing and related costs, and a $895,000 write-off of goodwill related to the Intersoft acquisition.

On February 20, 2002, we completed a private placement with investors (the "Purchasers"), pursuant to the terms of a Securities Purchase Agreement among us and the Purchasers (the "Purchase Agreement"). The private placement was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of such Act. The terms of this private placement were reported on a Form 8-K, which we filed with the Securities and Exchange Commission of February 28, 2002.

At the closing, we issued 1,100,413 shares of common stock at a purchase price of $7.27 per share, aggregating $8,000,000, and 1,700 shares of a newly designated series of preferred stock, at a purchase price of $10,000 per share. The preferred stock has no dividends or coupon, no liquidation preference and no financial covenants.

The preferred stock will be convertible into common stock at a price equal to the higher of $7.00 or 93% of the average price of our stock measured over a period following the effectiveness of the registration statement covering the resale of the shares, which we will file with the Securities and Exchange Commission on or before March 29, 2002. We have the right to establish a new floor for the conversion price, which will serve as the minimum conversion price. Subject to the establishment of a new floor price, the conversion price of the preferred stock also will not exceed $8.72 or 80% of the average price of our common stock measured over a period following the effectiveness of the registration statement, whichever is greater.

The shares of preferred stock may be converted into common stock at the option of the holder during the five trading-day period commencing on the later to occur of 110 business days after the closing date and 30 trading days after the effective date of the registration statement covering the resale of the shares. We may require the conversion of such shares into common stock during the same five-day period if the floor price established by us is less than the applicable conversion price. In the event that the preferred stock is not converted into common stock by the date set for conversion, the shares of preferred stock will be redeemed by us. Pending conversion or redemption of the shares of preferred stock, the proceeds from the sale of the preferred stock are being held in escrow.

We intend to use the proceeds from the private placement for working capital and other general corporate purposes, which may include acquisitions of, or investments in, one or more new technologies, products or businesses.

In addition, we granted the investors certain common stock purchase warrants, consisting of (i) warrants exercisable for 180 days after the closing to purchase up to an additional aggregate of 165,062 shares of common stock at an exercise price of $7.27 per share; (ii) seven-year warrants to purchase up to an additional aggregate of 165,062 shares of common stock at an exercise price of $7.50 per share; and (iii) seven-year warrants to purchase a number of additional shares of common stock equal to 15% of the shares of common stock received on conversion of the preferred stock, at an exercise price equal to 120% of the conversion price. The exercise price of the seven-year warrants is subject to downward adjustment on a "weighted average" basis in the event we issue additional shares of common stock, or instruments convertible or exercisable for common stock, at an effective price less than the then applicable exercise price. This adjustment does not apply, however, to the issuance of common stock or such instruments in underwritten public offerings, strategic transactions or pursuant to equity incentive plans. The warrants described in clause (iii) of this paragraph will become void if we redeem the preferred stock.

On March 12, 2002, we acquired substantially all the assets of NetReturn, LLC, a Connecticut limited liability company located in Fairfield, Connecticut, for a purchase price of up to $5.3 million. The primary asset acquired was NetReturn's library of software applications and tools. The initial consideration of approximately $3.3 million consisted of $500,000 of cash, 429,017 shares of the Company's common stock with a fair value at the time of acquisition of $2.7 million and estimated transaction costs of $100,000. In addition, upon achievement of certain revenue milestones through March 31, 2003, the former NetReturn shareholders are entitled to additional consideration of up to $2 million, payable in cash or stock at our election.

RESULTS OF OPERATIONS

The following table sets forth statement of operations data for the periods indicated expressed as a percentage of total net revenues for each period indicated. The historical results are not necessarily indicative of the results to be expected for any future period.

	YEARS ENDED DECEMBER 31,				
	1997	1998	1999	2000	2001
Net revenues:					
Product	67.1%	63.0%	47.5%	42.8%	53.5%
Service	32.9	37.0	52.5	57.2	46.5
Total net revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues	29.9	15.2	27.6	43.6	27.4
Gross profit	70.1	84.8	72.4	56.4	72.6
Operating expenses:					
Sales and marketing	16.3	27.1	34.1	59.2	37.4
Research and development	20.3	17.3	42.4	35.2	26.4
General and administrative	17.3	25.0	18.3	13.6	14.9
Depreciation	2.1	2.7	3.9	11.1	7.1
Amortization of goodwill and other purchased intangible assets	0.0	0.0	0.0	0.9	12.1
In process research and development	0.0	0.0	0.0	6.6	6.6
Restructuring and other charges	0.0	0.0	0.0	0.0	8.5
Total operating expenses	56.0	72.1	98.7	126.6	113.0
Income (loss) from operations	14.1	12.7	(26.3)	(70.2)	(40.4)
Other income (expense), net	(9.8)	(0.9)	0.8	3.9	2.6
Income (loss) before income taxes	4.3	11.8	(25.5)	(66.3)	(37.8)
Provision for (benefit from) income taxes	0.0	(2.4)	1.4	0.0	0.0
Net income (loss)	4.3%	14.2%	(26.9)%	(66.3)	(37.8)%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

NET REVENUES

Net revenues increased by $19.6 million, or 54%, to $56.1 million for the year ended December 31, 2001 from $36.5 million for the year ended December 31, 2000. Product revenues increased by $14.4 million, or 92%, to $30.0 million for the year ended December 31, 2001, from $15.6 million for the year ended December 31, 2000. This increase is attributable to a significant increase in the number of software licenses sold, due in part to the contribution of the ChiCor subsidiary subsequent to its acquisition in November 2000. 55% of our product revenues in 2001 came from existing customers, for the purchase of additional modules, new user licenses, and license renewals.

As a percentage of total net revenues, product revenues increased to 53.5% for the year ended December 31, 2001, from 42.8% for the year ended December 31, 2000. This increase in product revenues as a percentage of total net revenues is attributable to the increase in our software licensing activity during the period, relative to the slower growth of our professional services business. Service revenues increased by $5.2 million, or 25%, to $26.1 million for the year ended December 31, 2001, from $20.9 million for the year ended December 31, 2000.

COST OF REVENUES

Cost of revenues consists primarily of payroll and related costs and subcontractor costs for providing professional services and maintenance and support services, and to a lesser extent amounts due to third parties for licensed integrated technology. Historically, cost of product revenues has not been a significant component of total cost of revenues. Cost of revenues decreased by $548,000, or 3%, to $15.4 million for the year ended December 31, 2001, from $15.9 million for the year ended December 31, 2000. This decrease is due primarily to a significant decrease in subcontractor consulting costs from $6.4 million during 2000 to $2.6 million during 2001, partially offset by the costs associated with the increased number of employees in our professional services group.

As a percentage of total net revenues, cost of revenues decreased to 27.4% for the year ended December 31, 2001, from 43.6% for the year ended December 31, 2000. This decrease in cost of revenues as a percentage of total net revenues is attributable to the smaller level of service revenues as a percent of total revenues (service revenues typically generate lower margins than product revenues) and the decrease in subcontractor costs.

OPERATING EXPENSES

SALES AND MARKETING

Sales and marketing expenses consist primarily of payroll and related benefits for sales and marketing personnel, commissions for sales personnel, travel costs, recruiting fees, expenses for trade shows, and advertising and public relations expenses. Also, sales and marketing expenses included one-time, non-cash charges of $800,000 during 2001 and $2.6 million during 2000 related to the value associated with the granting of common stock warrants to Accenture and Procter & Gamble, respectively. Excluding the charges related to the issuance of warrants, sales and marketing expense increased by $1.2 million, or 6%, to $20.2 million in the year ended December 31, 2001 from $19.0 million in the year ended December 31, 2000. This increase in sales and marketing expense is primarily the result of an increase in headcount levels and significantly higher commission costs attributable to the increase in product revenues, partially offset by significant reductions in spending for advertising, marketing and promotional materials, and decreases in travel expenses. As a percentage of total net revenues, sales and marketing expense, excluding non-cash warrant charges, decreased to 35.9% for the year ended December 31, 2001, from 52.1% for the year ended December 31, 2000.

RESEARCH AND DEVELOPMENT

Research and development expenses consist primarily of payroll and related costs for development personnel and external consulting costs associated with the development of our products and services. Research and development expenses increased by $2.0 million, or 16%, to $14.8 million for the year ended December 31, 2001 from $12.8 million in the year ended December 31, 2000. The increase in research and development expenses is primarily the result of an increase in the number of research and development personnel, partially offset by a significant reduction in subcontractor costs associated principally with the development of our Internet portal incurred during the first half of 2000. Subcontractor costs amounting to $4.6 million were expensed as incurred during 2000, as compared to $1.1 million during 2001. As a percentage of total net revenues, research and development expense decreased to 26.4% for the year ended December 31, 2001, from 35.2% for the year ended December 31, 2000.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of salaries and related costs for personnel in our administrative, finance and human resources departments, and legal, accounting and other professional service fees. Excluding the $810,000 value of I-many stock granted as compensation to our chief executive officer, general and administrative expenses increased by $2.6 million, or 52%, to $7.5 million in the year ended December 31, 2001 from $4.9 million in the year ended December 31, 2000. The increase in general and administrative expenses is primarily attributable to an increase in headcount, higher professional services fees, and to a full year's worth of costs associated with being a publicly-held company. As a percentage of total net revenues, general and administrative expenses, excluding stock-based compensation, decreased to 13.4% for the year ended December 31, 2001, from 13.6% for the year ended December 31, 2000.

DEPRECIATION

From March 2000 to June 2001, depreciation included amortization of capitalized internal-use software development costs related to the company's Internet portal. Depreciation expense decreased by $70,000, or 2%, from $4.1 million in the year ended December 31, 2000 to $4.0 million in the year ended December 31, 2001. During 2001, the amortization expense related to capitalized internal-use software development costs amounted to $1.7 million, as compared to $2.6 million of amortization during 2000.

AMORTIZATION OF GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Amortization of goodwill and other purchased intangibles related to our acquisitions amounted to $6.8 million in the year ended December 31, 2001. During 2000, only $335,000 was amortized as a result of the acquisition of ChiCor in November 2000.

IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with the acquisitions of BCL and Provato, Inc., we allocated a total $3.7 million of the purchase prices to in-process research and development, which was immediately expensed as it had no future alternative use. The fair value was determined based on independent appraisals conducted for the purpose of allocating the initial consideration to the tangible and intangible assets acquired in the respective acquisitions.

RESTRUCTURING AND OTHER CHARGES

In the quarters ended September 30, 2001 and December 31, 2001, we recorded charges of $3.0 million and $1.7 million, respectively, in connection with a restructuring of the Company's operations, the abandonment of our proprietary internet portal, and a partial write-down of the carrying value of goodwill related to the Intersoft acquisition. Included in the charges were the $2.4 million net carrying value of the internet portal, $908,000 in severance pay, a $895,000 goodwill write-down, and $553,000 in facility lease and related costs.

OTHER INCOME, NET

Other income, net increased by $4,000, or less than 1%, to $1.4 million in the year ended December 31, 2001. This increase is the result of interest earned on higher average cash balances due to the net cash proceeds from our initial public offering, which occurred in July 2000, largely offset by lower investment yields realized during 2001.

PROVISION FOR INCOME TAXES

We incurred operating losses for all quarters in 2000 and 2001 and have consequently recorded a valuation allowance for the full amount of our net deferred tax asset, which consists principally of our net operating loss carryforwards, as the future realization of the tax benefit is uncertain. No provision or benefit for income taxes has been recorded in the years ended December 31, 2001 and 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

NET REVENUES

Net revenues increased by $17.1 million, or 88%, to $36.5 million for the year ended December 31, 2000 from $19.4 million for the year ended December 31, 1999. Product revenues increased by $6.4 million, or 69%, to $15.6 million for the year ended December 31, 2000 from $9.2 million for the year ended December 31, 1999. This increase in product revenues is attributable to an increase in the average size of licenses sold, partially offset by a decrease in the number of software licenses sold. As a percentage of net revenues, product revenues decreased to 42.8% for the year ended December 31, 2000 from 47.5% for the year ended December 31, 1999.

Service revenues increased by $10.7 million, or 105%, to $20.9 million for the year ended December 31, 2000 from $10.2 million for the year ended December 31, 1999. As a percentage of net revenues, service revenues increased to 57.2% for the year ended December 31, 2000 from 52.5% for the year ended December 31, 1999. This increase in service revenues both in dollars and as a percentage of net revenues is attributable to the increase in software licenses for which maintenance and support fees are being earned, and to an overall increase in professional services, including implementation, business analysis and training.

COST OF REVENUES

Cost of revenues increased by $10.5 million, or 197%, to $15.9 million for the year ended December 31, 2000 from $5.4 million for the year ended December 31, 1999. This increase is due to the increased number of employees in our professional services group, which increased from 37 employees at December 31, 1999 to 81 employees at December 31, 2000, as well as increased costs related to subcontractor consultants working on our professional service engagements, which increased from $1.5 million in the year ended December 31, 1999 to $6.4 million in the year ended December 31, 2000. As a percentage of net revenues, cost of revenues increased to 43.6% for the year ended December 31, 2000 from 27.6% for the year ended December 31, 1999. This increase in cost of revenues as a percentage of net revenues is attributable to the increased level of service revenues, which typically generate lower margins than product revenues, and an increase in the personnel, both internal and subcontracted, within our professional services organization.

SALES AND MARKETING

Sales and marketing expenses increased by $15.0 million, or 227%, to $21.6 million for the year ended December 31, 2000, from $6.6 million for the year ended December 31, 1999. Excluding the one-time, non-cash charge of $2.6 million related to the value associated with the common stock warrant granted to Procter & Gamble, sales and marketing expenses increased by $12.4 million, or 187%, to $19.0 million for the year ended December 30, 2000. As a percentage of net revenues, sales and marketing expenses, excluding the warrant charge, increased to 52.1% for the year ended December 31, 2000 from 34.1% for the year ended December 31, 1999. This increase in sales and marketing expense both in dollars and as a percentage of net revenues is primarily the result of advertising, marketing and promotional materials related to our web-based initiatives, an increase in the number of sales and marketing personnel, which increased from 33 at December 31, 1999 to 85 at December 31, 2000, and increased participation at trade shows.

RESEARCH AND DEVELOPMENT

Research and development expenses increased by $4.6 million, or 56%, to $12.8 million for the year ended December 31, 2000 from $8.2 million for the year ended December 31, 1999. This increase is primarily due to an increase in research and development personnel, which increased from 66 employees at December 31, 1999 to 100 employees at December 31, 2000, and associated recruiting and training costs incurred to develop new software products within the CARS software suite. Additionally, subcontractor costs associated with the development of our Internet portal increased to $8.0 million in the year ended December 31, 2000 from $3.0 million in the year ended December 31, 1999. Internal-use software development costs incurred to build our Internet portal were accounted for in accordance with Statement of Position No. 98-1, "Accounting for the Costs of

Computer Software Developed or Obtained for Internal Use." Under this Statement of Position, costs incurred during the preliminary project stage are expensed as incurred, and costs incurred during the application development stage are capitalized. Of this $8.0 million incurred in the year ended December 31, 2000, $3.4 million was expensed as incurred. As a percentage of net revenues, research and development expenses decreased to 35.2% for the year ended December 30, 2000 from 42.4% for the year ended December 31, 1999.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased by $1.4 million, or 39%, to $4.9 million for the year ended December 31, 2000 from $3.6 million for the year ended December 31, 1999. As a percentage of net revenues, general and administrative expenses decreased to 13.6% for the year ended December 31, 2000 from 18.3% for the year ended December 31, 1999. The increase in general and administrative expenses in dollars is primarily related to the addition of administrative, finance and human resources employees to support our increased sales, marketing and development activities, and to increased costs associated with being a publicly-held company.

DEPRECIATION

Depreciation and amortization expense increased by $3.3 million, or 439%, to $4.1 million for the year ended December 31, 2000 from $751,000 for the year ended December 31, 1999. This increase is a result of additions of computer hardware and computer software related to our increased personnel as well as the amortization of capitalized website development costs. For the year ended December 30, 2000, the amortization expense related to capitalized software development costs amounted to $2.6 million. There was no amortization of capitalized software development costs in the year ended December 31, 1999.

AMORTIZATION OF GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Amortization of goodwill and other purchased intangibles, related to the November 2000 acquisition of Chi-Cor, amounted to $335,000 in the year ended December 31, 2000. There was no amortization of goodwill and other purchased intangibles in 1999.

IN PROCESS RESEARCH AND DEVELOPMENT

In connection with the acquisition of Chi-Cor, we allocated $2.4 million of the purchase price to in-process research and development. This allocation was based on an independent appraisal conducted for the purpose of allocating the initial consideration to the tangible and intangible assets acquired and liabilities assumed in the Chi-Cor acquisition.

OTHER INCOME, NET

Other income, net increased by $1.3 million to $1.4 million for the year ended December 31, 2000 from $146,000 for the year ended December 31, 1999. This increase is primarily the result of an increase in interest income from higher cash balances in the period following the initial public offering of our stock in July 2000.

PROVISION FOR INCOME TAXES

We have incurred operating losses for all quarters in 1999 and 2000 and have consequently recorded a valuation allowance for the full amount of our net deferred tax asset, as the future realization of the tax benefit is uncertain. No provision for income taxes has been recorded in the year ended December 31, 2000. The tax provision of $281,000 in the year ended December 31, 1999 represents the reversal of a deferred tax asset previously recorded in 1998.

LIQUIDITY AND CAPITAL RESOURCES

On July 13, 2000, we completed our initial public offering and issued 7,500,000 shares of our common stock at an offering price of $9.00 per share. On August 9, 2000, our underwriters exercised a 30-day option to purchase an additional 1,125,000 shares of common stock to cover over-allotments. Net cash proceeds to us from the initial public offering and subsequent option exercise were approximately $70.7 million.

From inception until our initial public offering, our capital and liquidity needs were met, in large part, with the net proceeds from the private placement of debt and equity securities, cash flows generated from operations and through equipment lease financings.

At December 31, 2001, we had cash and cash equivalents of $36.0 million and a net working capital surplus of $33.6 million. At December 31, 2001, we had no long-term or short-term debt, other than obligations under capital lease financings.

On February 20, 2002, we completed a private placement of common stock, preferred stock and warrants, resulting in our receipt of $25 million in gross proceeds. Of this amount, $17 million is being held in an escrow account pending conversion of the preferred stock into common stock. In the event that the preferred stock is not so converted, we will redeem it for an aggregate redemption price equal to $17 million. See "--Recent Events" section.

Net cash used in operating activities for the year ended December 31, 2001 was $2.2 million, as compared to net cash used in operating activities of $20.2 million during

2000. For the year ended December 31, 2001, net cash used in operating activities consisted primarily of our net loss of $21.2 million, as adjusted for non-cash items - depreciation, amortization and acquisition-related and other non-cash charges - totaling $19.3 million, and a decrease of $1.8 million in deferred revenue, partially offset by a $2.1 million decrease in accounts receivable. Net cash used in operating activities during 2000 consisted primarily of our net loss of $24.2 million, as adjusted for depreciation, amortization and acquisition-related non-cash charges totaling $6.7 million and $2.7 million in non-cash charges related to issuance of warrants, an increase in accounts receivable of $5.6 million and a $823,000 decrease in unearned product revenue.

Net cash used in investing activities for the years ended December 31, 2001 and 2000 was $15.6 million. For the year ended December 31, 2001, net cash used in investing activities consisted of $1.8 million in purchases of property and equipment, $11.9 million related to acquisitions, and a $1.6 million investment in preferred stock of Tibersoft Corporation, a privately-held provider of business-to-business network trading solutions for the foodservice industry. For the year ended December 31, 2000, net cash used in investing activities consisted of the initial cash consideration and transaction costs totaling $6.2 million related to the acquisition of Chi-Cor, purchases of property and equipment of $8.4 million, which included approximately $4.7 million of capitalized software development costs, and an increase in other assets of $1.0 million.

Net cash provided by financing activities for the year ended December 31, 2001 was $3.2 million, consisting primarily of proceeds from stock option exercises. Net cash provided by financing activities for the year ended December 31, 2000 was $71.1 million and consisted primarily of proceeds from the initial public offering.

At December 31, 2001, we had approximately $42.3 million of net operating loss carryforwards to offset future taxable income. Due to the uncertainty related to the realization of such benefits, we have placed a full valuation allowance against this otherwise recognizable deferred tax asset.

We currently anticipate our cash and cash equivalents as of December 31, 2001, together with the proceeds of the February 2002 private placement, will be sufficient to meet our anticipated needs for working capital, capital expenditures, and possible acquisitions for at least the next 12 months. Our future long-term capital needs will depend significantly on the rate of growth of our business, acquisitions, the timing of expanded product and service offerings and the success of these offerings once they are launched. Accordingly, any projections of future long-term cash needs and cash flows are subject to substantial uncertainty. If our available funds and cash generated from operations are insufficient to satisfy our long term liquidity needs, we may seek to sell additional equity or debt securities to raise funds, and those securities may have rights, preferences or privileges senior to those of the rights of our common stock. In connection with such a sale of stock, our stockholders may experience dilution. In addition, we cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*. SFAS No. 141, which requires all business combinations to be accounted for using the purchase method, is effective for all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement applies to goodwill and intangible assets acquired after June 30, 2001, as well as to goodwill and intangible assets previously acquired. Under this statement, goodwill and other certain intangible assets deemed to have an infinite life will no longer be amortized. Instead, these assets will be reviewed for impairment on a periodic basis. This statement is effective for the Company on July 1, 2001 with respect to any acquisitions completed after June 30, 2001, and on January 1, 2002 for all other goodwill and intangible assets. Management is currently evaluating the impact that this statement will have on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* and APB No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement provides guidance on recognizing and measuring impairment for long-lived assets excluding certain long-lived assets, such as goodwill, non-amortized intangible assets and deferred tax assets. This statement is effective for the Company in the first quarter of its fiscal year ending December 2002. Management is currently evaluating the impact that this statement will have on the Company's financial statements.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to other information in this Annual Report, the following factors could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report and presented elsewhere by management from time to time.

We Have Incurred Substantial Losses in Recent Years and Our Return To Profitability Is Uncertain

We incurred net losses of approximately $5.2 million in the year ended December 31, 1999, $24.2 million in the year ended December 31, 2000 and $21.2 million in the year ended December 31, 2001, and we had an accumulated deficit at December 31, 2001 of $51.0 million. We expect to continue spending significantly, principally for sales, marketing and development expenses, and therefore we will need to grow our revenues significantly before we reach profitability. In addition, our second quarter 2001 results were impacted by a number of factors that deferred purchases from us, and we cannot assure you that we will not be affected by these factors in future periods. Although we have been profitable in certain years, we cannot assure you that we will achieve sufficient revenues to become profitable in the future. If our revenue grows more slowly than we anticipate or if our operating expenses either increase more than we expect or cannot be reduced in light of lower than expected revenue, we may not be profitable.

It Is Difficult for Us to Predict When or If Sales Will Occur and We Often Incur Significant Selling Expenses in Advance of Our Recognition of Any Related Revenue

Our clients view the purchase of our software applications and related professional services as a significant and strategic decision. As a result, clients carefully evaluate our software products and services. The length of this evaluation process is affected by factors such as the client's need to rapidly implement a solution and whether the client is new or is extending an existing implementation. The license of our software products may also be subject to delays if the client has lengthy internal budgeting, approval and evaluation processes which are quite common in the context of introducing large enterprise-wide tools. We may incur significant selling and marketing expenses during a client's evaluation period, including the costs of developing a full proposal and completing a rapid proof of concept or custom demonstration, before the client places an order with us. Clients may also initially purchase a limited number of licenses before expanding their implementations. Larger clients may purchase our software products as part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in the recognition of our license revenues. If revenues forecasted from a significant client for a particular quarter are not realized or are delayed, as occurred in our second quarter 2001, we may experience an unplanned shortfall in revenues during that quarter. This may cause our operating results to be below the expectations of public market analysts or investors, which could cause the value of our common stock to decline.

We Have Two Management Locations and Other Facilities and as We Continue to Grow We May Experience Difficulties in Operating from These Facilities

Certain members of our management team are based at our corporate headquarters located in Portland, Maine, and other members of our management team are based at our sales office in Edison, New Jersey. In addition, as a result of our acquisitions, we have added additional facilities, including offices in Chicago, Illinois, Fairfield, Connecticut and London, United Kingdom. The geographic distance between these offices could make it difficult for our management and other employees to effectively communicate with each other and, as a result, could place a significant strain on our managerial, operational and financial resources. Our total revenue increased from $7.5 million in the year ended December 31, 1997 to $56.1 million in the year ended December 31, 2001, and the number of our employees increased from 67 as of December 31, 1997 to 373 as of December 31, 2001. If we continue to grow, we will need to recruit, train and retain a significant number of employees, particularly employees with technical, marketing and sales backgrounds. Because these individuals are in high demand, we may not be able to attract the staff we need to accommodate our expansion.

We Are Highly Dependent Upon the Healthcare Industry, and Factors That Adversely Affect That Market Could Also Adversely Affect Us

Most of our revenue to date has come from pharmaceutical companies and a limited number of other clients in the healthcare industry, and our future growth depends, in large part, upon increased sales to the healthcare market. In 2001, one customer, in the healthcare market, accounted for approximately 12 percent of our total revenues. As a result, demand for our solutions could be affected by any factors that could adversely affect the demand for healthcare products, which are purchased and sold pursuant to contracts managed through our solutions. The financial condition of our clients and their willingness to pay for our solutions are affected by factors that may impact the purchase and sale of healthcare products, including competitive pressures, decreasing operating margins within the industry, currency fluctuations, active geographic expansion and government regulation. The healthcare market is undergoing intense consolidation. We cannot assure you that we will not experience declines in revenue caused by mergers or consolidations among our clients and potential clients.

Our Efforts to Target Markets Other Than the Healthcare Market May Divert Resources and Management Attention Away From Our Core Competencies

In connection with our efforts to expand into other markets, it may be necessary for us to hire additional personnel with expertise in these other industries. We may also have to divert funds, talent, management attention and other resources toward markets that have not traditionally been the primary source of our revenues. The risks of such diversification include the possibility that we will not be successful in generating the revenue we expect from these markets and the possible detrimental effect of diverting resources from our traditional markets.

We May Not Be Successful in Acquiring New Technologies or Businesses and This Could Hinder Our Expansion Efforts

We intend in the future to consider additional acquisitions of or new investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify appropriate acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders and the issuance of debt could limit our available cash and accordingly restrict our activities.

We Have Made Several Acquisitions and May Make Additional Acquisitions and We May Have Difficulty Integrating Them

We have acquired ChiCor, Intersoft, BCL Vision Ltd. (now I-many International Limited), Provato, NetReturn and Menerva, which are or were located in Chicago, Illinois, Cleveland, Ohio, London, U.K., Oakland, California, Fairfield, Connecticut, and Redwood City, California, respectively, and we are likely to make additional acquisitions. Any company that we acquire is likely to be distant from our headquarters in Portland, Maine and will have a culture different from ours as well as technologies, products and services that our employees will need to understand and integrate with our own. We are continuing to assimilate the employees, technologies and products of the companies that we have acquired and will need to do the same with any new companies we may acquire, and that effort has been, and will likely continue to be difficult, time-consuming and may be unsuccessful. If we are not successful, our investment in the acquired entity may be lost, and even if we are successful, the process of integrating an acquired entity may divert our attention from our core business.

If We Do Acquire New Technologies or Businesses, Our Results of Operations May Be Adversely Affected

In connection with our acquisitions, we have recorded substantial goodwill and other intangible assets. In addition, we recorded charges for write-offs of a portion of the purchase prices of acquired companies as in-process research and development. Although the amortization of goodwill will be discontinued pursuant to the recent issuance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the carrying value of any intangible assets will need to be reviewed for impairment on a periodic basis. We cannot assure you that future write-downs of any such assets will not affect future operating results.

Our Fixed Costs Have Led, and May Continue to Lead, to Fluctuations in Operating Results Which Has Resulted, and Could in the Future Result, In a Decline Of Our Stock Price

A significant percentage of our expenses, particularly rent, are fixed costs and are based in part on expectations of future revenues. In addition, our personnel costs, while variable over the long term, include commitments such as executive severance and similar expectations for other employees. Thus, we may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in revenues. Accordingly, shortfalls in revenues, as we experienced in the second quarter of fiscal 2001, may cause significant variations in operating results in any quarter. If our quarterly results do not meet the expectations of market analysts or investors, our stock price is likely to decline.

We Have Many Competitors and Potential Competitors and We May Not Be Able to Compete Effectively

The market for our products and services is competitive and subject to rapid change. We encounter significant competition for the sale of our contract management software from the internal information systems departments of existing and potential clients, software companies that target the contract management markets, professional services organizations and Internet-based merchants offering healthcare and other products through online catalogs. Our competitors vary in size and in the scope and breadth of products and services offered. We anticipate increased competition for market share and pressure to reduce prices and make sales concessions, which could materially and adversely affect our revenues and margins.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees and strategic partners. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater market acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. We cannot assure you that we will be able to compete successfully or that competitive pressures will not require us to make concessions that will adversely affect our revenues and our margins, or reduce the demand for our products and services.

Our Efforts to Target Markets Other Than the Healthcare Market for Our CARS Products Have Not Yet Resulted in Significant Revenue, and We Cannot Be Sure That Our Initiatives in These Other Markets Will Be Successful

As part of our growth strategy, we have acquired companies that target markets other than the healthcare market and have begun initiatives to sell our CARS software suite of products and services in markets other than the healthcare market, including the consumer packaged goods, foodservice and other industries. While we believe that the contractual purchase relationships between manufacturers and customers in these markets have similar attributes to those in the healthcare market, we cannot assure you that our assumptions are correct or that we will be successful in adapting our technology to these other markets. Although we have entered into strategic relationships with Procter & Gamble and Accenture, we do not yet know how rapidly or successfully our purchase contract management software solutions will be implemented in the commercial products and other industries.

We Rely Significantly Upon Certain Key Individuals and Our Business Well Suffer If We Are Unable To Retain Them

We depend on the services of our senior management and key technical personnel. In particular, our success depends on the continued efforts of A. Leigh Powell, our Chief Executive Officer, and other key employees. The loss of the services of any key employee could have a material adverse effect on our business, financial condition and results of operations.

Current Economic Conditions May Weaken Our Sales

Current world economic and political conditions, including the effects of the September 11, 2001 terrorist attacks and the resulting military conflict, may reduce the willingness of our customers and prospective customers to commit funds to purchase our products and services. The resulting loss or delay in our sales could have a material adverse effect on our business, financial condition and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The Company's exposure to market risk for changes in interest rates relate primarily to the Company's investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. The primary objective of the Company's investment activities is to preserve principal while maximizing yields without assuming significant risk. This is accomplished by investing in widely diversified investments, consisting primarily of short-term investment-grade securities. Due to the nature of our investments, we believe there is no material risk exposure.

As of December 31, 2001, the Company's cash and cash equivalents consisted entirely of money market investments with maturities under 30 days and non-interest bearing checking accounts. The weighted average interest rate yield for all cash and cash equivalents at December 31, 2001 amounted to 2.11 percent.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50,639	$ 36,015
Accounts receivable, net of allowances of $766 and $757, respectively	14,526	13,412
Prepaid expenses and other current assets	459	692
Total current assets	65,624	50,119
Property and Equipment, net	8,625	4,709
Other Assets	1,059	2,329
Goodwill and Other Purchased Intangibles, net	10,080	34,814
Total assets	$ 85,388	$ 91,971
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,644	$ 2,207
Accrued expenses	4,598	7,082
Deferred revenue	8,270	7,206
Total current liabilities	16,512	16,495
Capital Lease Obligations, net of current portion	115	105
Deferred Rent	—	115
Commitments and Contingencies		
Stockholders' Equity:		
Undesignated preferred stock, $.01 par value		
Authorized - 5,000,000 shares		
Issued and outstanding - 0 shares	—	—
Common stock, $.0001 par value ——		
Authorized - 100,000,000 shares		
Issued and outstanding - 32,940,767 shares and 37,200,988 at December 31, 2000 and December 31, 2001, respectively	3	4
Additional paid-in capital	98,746	125,224
Deferred stock-based compensation	(154)	(94)
Stock subscription payable	—	1,168
Accumulated other comprehensive loss	—	(5)
Accumulated deficit	(29,834)	(51,041)
Total stockholders' equity	68,761	75,256
Total liabilities and stockholders' equity	$ 85,388	$ 91,971

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Year ended December 31, 1999	2000	2001
Net Revenues:			
Product	$ 9,228	$ 15,608	$ 30,011
Service	10,183	20,859	26,060
Total net revenues	19,411	36,467	56,071
Cost of revenues	5,354	15,911	15,363
Gross profit	14,057	20,556	40,708
Operating expenses:			
Sales and marketing	6,613	21,610	20,952
Research and development	8,222	12,836	14,837
General and administrative	3,556	4,943	8,340
Depreciation	751	4,051	3,981
Amortization of goodwill and other purchased intangible assets	—	335	6,800
In-process research and development	—	2,400	3,700
Restructuring and other charges	—	—	4,753
Total operating expenses	19,142	46,175	63,363
Loss from operations	(5,085)	(25,619)	(22,655)
Other income, net	146	1,444	1,448
Loss before income taxes	(4,939)	(24,175)	(21,207)
Provision for income taxes	281	—	—
Net loss	(5,220)	(24,175)	(21,207)
Accretion of dividends on redeemable convertible preferred stock	3	544	—
Net loss applicable to common stockholders	$ (5,223)	$ (24,719)	$ (21,207)
Basic and diluted net loss per common share	$ (0.46)	$ (1.12)	$ (0.60)
Weighted average shares outstanding	11,433	22,048	35,056

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

	Series C Redeemable Preferred Stock		Convertible Preferred Stock			
			Series A		Series B	
		Redemption		$.01 Par		$.01 Par
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	Shares	Value	Shares	Value	Shares	Value
Balance, December 31, 1998	—	$ —	2,023,550	$20	400,000	$ 4
Issuance of Series C redeemable preferred stock, net of issuance costs of $17	1,244,325	12,489	—	—	—	—
Accretion of dividends on Series C redeemable preferred stock	—	3	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Deferred stock-based compensation associated with the issuance of stock options	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—
Balance, December 31, 1999	1,244,325	12,492	2,023,550	20	400,000	4
Exercise of stock options	—	—	—	—	—	—
Accretion of dividends on Series C redeemable preferred stock	—	544	—	—	—	—
Initial public offering of common stock, net of issuance costs of $1,482	—	—	—	—	—	—
Conversion of preferred stock to common stock	(1,244,325)	(13,036)	(2,023,550)	(20)	(400,000)	(4)
Exercise of underwriters' overallotment	—	—	—	—	—	—
Issuance of common stock pursuant to ChiCor acquisition	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—
Value of warrants issued for services	—	—	—	—	—	—
Issuance of common stock related to employee stock purchase plan	—	—	—	—	—	—
Exercise of warrants to purchase common stock	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—
Balance, December 31, 2000	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Issuance of common stock pursuant to acquisitions	—	—	—	—	—	—
Issuance of common stock pursuant to asset acquistion	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—
Value of Stock-based compensation	—	—	—	—	—	—
Value of warrants issued for services	—	—	—	—	—	—
Issuance of common stock pursuant to Employee Stock Purchase Plan	—	—	—	—	—	—
Exercise of warrants to purchase common stock	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—
Balance, December 31, 2001	—	$ —	—	$ —	—	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Common Stock Shares	Common Stock $.0001 Par Value	Additional Paid-In Capital	Deferred Stock-based Compensation	Stock Subscription Payable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
11,946,450	$ 1	$ 5,264	$ (66)	$ —	$ —	$ 108	$ 5,331
—	—	—		—			
—	—	—	—	—	—	(3)	(3)
337,435	—	70	—	—	—	—	70
—	—	188	(188)	—	—	—	—
—	—	—	19	—	—	—	19
—	—	—	—	—	—	(5,220)	(5,220)
12,283,885	1	5,522	(235)	—	—	(5,115)	197
1,821,192	—	455	—	—	—	—	455
—	—	—	—	—	—	(544)	(544)
7,500,000	1	61,292	—	—	—	—	61,293
9,169,688	1	13,059	—	—	—	—	13,036
1,125,000	—	9,416	—	—	—	—	9,416
251,601	—	4,944	—	—	—	—	4,944
—	—	—	81	—	—	—	81
—	—	3,868	—	—	—	—	3,868
4,254	—	41	—	—	—	—	41
785,147	—	149	—	—	—	—	149
—	—	—	—	—	—	(24,175)	(24,175)
32,940,767	3	98,746	(154)	—	—	(29,834)	68,761
1,206,992	—	3,077	—	—	—	—	3,077
2,888,882	1	21,371	—	358	—	—	21,730
137,363	—	1,010	—	—	—	—	1,010
—	—	—	60	—	—	—	60
—	—	24	—	810	—	—	834
—	—	800	—	—	—	—	800
21,886	—	196	—	—	—	—	196
5,098	—	—	—	—	—	—	—
—	—	—	—	—	(5)	—	(5)
—	—	—	—	—	—	(21,207)	(21,207)
37,200,988	$ 4	$125,224	$ (94)	$ 1,168	$ (5)	$ (51,041)	$ 75,256

p 17

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 1999	2000	2001
Cash Flows from Operating Activities:			
Net loss	$ (5,220)	$ (24,175)	$ (21,207)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Depreciation and amortization	732	4,302	10,706
In-process research and development	—	2,400	3,700
Restructuring and other charges	—	—	3,280
Deferred income taxes	407	—	—
Amortization of deferred stock-based compensation	19	81	60
Deferred rent	(39)	—	115
Noncash marketing expense related to issuance of warrant	—	2,620	800
Noncash interest expense related to issuance of warrant	—	48	—
Stock compensation expense	—	—	834
Changes in current assets and liabilities net of acquisitions:			
Accounts receivable	(1,981)	(5,634)	2,081
Prepaid expense and other current assets	(775)	392	(56)
Accounts payable	2,377	260	(1,554)
Accrued expenses	2,652	(524)	870
Deferred revenue	3,029	24	(1,837)
Net cash provided by (used in) operating activities	1,201	(20,206)	(2,208)
Cash Flows from Investing Activities:			
Purchases of property and equipment, net	(3,764)	(8,379)	(1,822)
Purchase of technology	—	—	(758)
Additional cash paid to acquire Chi-Cor Information Management, Inc.	—	(6,155)	(2,690)
Cash paid to acquire Vintage, Inc.	—	—	(731)
Cash paid to acquire Intersoft International, Inc.	—	—	(591)
Cash paid to acquire BCL Vision Ltd.	—	—	(4,539)
Cash paid to acquire Provato, Inc.	—	—	(3,382)
(Increase) decrease in other assets	2	(1,026)	(1,094)
Net cash used in investing activities	(3,762)	(15,560)	(15,607)
Cash Flows from Financing Activities:			
Net proceeds from initial public offering and over-allotment exercise	—	70,708	—
Net proceeds from sale of Series C redeemable convertible preferred stock	12,489	—	—
Proceeds from exercise of common stock warrants	—	149	—
Payments on capital lease obligations	(34)	(41)	(77)
Proceeds from exercise of stock options	70	455	3,077
Proceeds from Employee Stock Purchase Plan	—	41	196
Bank overdraft	229	(229)	—
Net cash provided by financing activities	12,754	71,083	3,196
Effect of foreign exchange rate changes	—	—	(5)
Net Increase (Decrease) in Cash and Cash Equivalents	10,193	35,317	(14,624)
Cash and Cash Equivalents, beginning of period	5,129	15,322	50,639
Cash and Cash Equivalents, end of period	$ 15,322	$ 50,639	$ 36,015

(In thousands)	Year Ended December 31, 1999	2000	2001
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for interest	$ 11	$ 50	$ 43
Cash paid (refunded) during the period for taxes	$ 354	$ (253)	$ —
Supplemental Disclosure of Noncash Activities:			
Conversion of preferred stock to common stock	$ —	$ 13,060	$ —
Accretion of dividends on Series C preferred stock	$ 3	$ 544	$ —
Deferred stock-based compensation associated with issuance of stock options	$ 188	$ —	$ —
Issuance of common stock pursuant to cashless exercise of warrants	$ —	$ 7,875	$ 100
Issuance of warrants to purchase common stock	$ —	$ 3,868	$ 800
Property and equipment acquired under capital leases	$ —	$ 173	$ —
As of December 31, 2001, the Company incurred additional costs related to its acquisition of Chi-Cor Information Management, Inc. as follows:			
Fair value of additional assets acquired	$ —	$ (13,571)	$ (3,694)
Cash paid	—	6,155	2,690
Common stock issued/accrued	—	4,944	904
Liabilities assumed	$ —	$ (2,472)	$ (100)
On January 25, 2001, the Company acquired Vintage Software, Inc. as follows:			
Fair value of assets acquired	$ —	$ —	$ (1,210)
Cash paid for acquisition	—	—	731
Common stock issued	—	—	400
Liabilities assumed	$ —	$ —	$ (79)
On March 2, 2001, the Company acquired Intersoft International, Inc. as follows:			
Fair value of assets acquired	$ —	$ —	$ (3,322)
Cash paid for acquisition	—	—	591
Common stock issued	—	—	2,320
Liabilities assumed	$ —	$ —	$ (411)
On April 9, 2001, the Company acquired BCL Vision Ltd. as follows:			
Fair value of assets acquired	$ —	$ —	$ (12,201)
Cash paid for acquisition	—	—	4,539
Common stock issued	—	—	6,900
Liabilities assumed	$ —	$ —	$ (762)
On August 16, 2001, the Company acquired Provato, Inc. as follows:			
Fair value of assets acquired	$ —	$ —	$ (15,937)
Cash paid for acquisition	—	—	3,382
Common stock and warrant issued	—	—	11,208
Liabilities assumed	$ —	$ —	$ (1,347)

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share amounts)

(1) Operations and Significant Accounting Policies

I-many, Inc. (the Company), formerly SCC Technologies, Inc., provides software and Internet-based solutions and related professional services that allow clients to manage complex contract purchasing arrangements. Historically, the Company's primary customer base has included parties involved in the sale and distribution of pharmaceutical and other healthcare products, including manufacturers, purchasers, groups of purchasers and distributors. The Company was originally incorporated in 1989 in the Commonwealth of Massachusetts as a Subchapter S corporation. On April 2, 1998, the Company reorganized and reincorporated in the State of Delaware as a Subchapter C corporation.

In July 2000, the Company completed its initial public offering (IPO) and issued 7,500,000 shares of common stock, which resulted in total net proceeds to the Company of approximately $61.3 million. In August 2000, the underwriters exercised their overallotment option for an additional 1,125,000 shares of common stock, which resulted in total net proceeds to the Company of approximately $9.4 million.

During 2000 and 2001, the Company completed several acquisitions in order to expand its product offerings and strengthen its position in vertical markets other than the pharmaceutical industry. Each of these acquisitions has been accounted for as a purchase business combination, with the excess of the purchase price over the net assets acquired allocated to goodwill (see Note 2).

The Company's consolidated financial statements reflect the application of certain accounting policies, as described below and elsewhere in these notes to consolidated financial statements.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position (SOP) No. 97-2, *Software Revenue Recognition* and SOP 98-9, *Software Revenue Recognition, with Respect to Certain Arrangements*. The Company generates revenues from licensing its software and providing professional services, training and maintenance and support services.

The Company sells software, professional services, training and maintenance and support services. In multiple-element arrangements, the Company allocates the total fee to professional services, training and maintenance and support services based on the fair value of those elements, which is defined as the price charged when those elements are sold separately. The residual amount is then allocated to the software license fee.

The Company recognizes software license fees upon execution of a signed license agreement and delivery of the software, provided there are no significant post-delivery obligations, the payment is fixed or determinable and collection is probable. In cases where significant post-delivery obligations exist, such as customization or enhancements to the core software, the Company recognizes the entire fee on a percentage-of-completion basis, and includes the entire fee in product revenues. During the years ended December 31, 1999, 2000 and 2001, revenues of approximately $0, $2,425 and $3,468 resulted from fees earned under percentage-of-completion arrangements. If an acceptance period is required, revenues are recognized upon customer acceptance. The Company provides for sales returns at the time of revenue recognition based on historical experience. To date, such returns have not been significant.

Service revenues include professional services, training and maintenance and support services. Professional service revenues are recognized as the services are performed for time and materials contracts and using the percentage-of-completion method for fixed fee contracts. If conditions for acceptance exist, professional service revenues are recognized upon customer acceptance. For fixed fee professional service contracts, the Company provides for anticipated losses in the period in which the loss becomes known and can be reasonably estimated. To date, losses incurred on fixed fee contracts have not been significant. Training revenues are recognized as the services are provided. Maintenance and customer support fees are recognized ratably over the term of the maintenance contract, which is generally twelve months. When maintenance and support is included in the total license fee, the Company allocates a portion of the total fee to maintenance and support based upon the price paid by the customer to purchase maintenance and support in the second year.

Payments received from customers at the inception of a maintenance period are treated as deferred service revenues and recognized ratably over the maintenance period. Payments received from customers in advance of product shipment or revenue recognition are treated as unearned product revenues and recognized when the product is shipped to the customer or when earned. Substantially all of the amounts included in cost of revenues represent direct costs related to the delivery of professional services, training and maintenance and customer support. To date, cost of product revenues have not been significant.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, and primarily consist of money market funds and overnight investments that are readily convertible to cash.

(e) Depreciation and Amortization

The Company provides for depreciation and amortization on its property and equipment as well as goodwill and other purchased intangibles using the straight-line method over the following estimated useful lives:

Description	Estimated Useful Lives
Computer software	2-3 years
Computer hardware	3 years
Furniture and equipment	5-7 years
Leasehold improvements	5 years
Goodwill	4 years
Developed technology	4 years
Assembled workforce	2 years

(f) Long-Lived Assets

The Company assesses the realizability of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of*. The Company reviews its long-lived assets for impairment as events and circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. As a result of its review, the Company recorded asset impairment charges of $3.3 million for the year ended December 31, 2001, which have been included in restructuring and other costs.

(g) Research and Development Costs

Research and development costs are charged to operations as incurred. SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed*, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have not been material. As such, all software development costs incurred to date have been expensed as incurred.

(h) Computer Software Developed or Obtained for Internal Use

The Company accounts for internal-use software, in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. In accordance with this statement, costs incurred during the preliminary project stage and costs incurred for data conversion, training and maintenance are expensed as incurred. Once the preliminary project stage is completed, external direct costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the asset.

The Company incurred significant expenditures related to the design and development of an Internet website that are accounted for under SOP 98-1. For the years ended December 31, 1999 and 2000 the Company incurred approximately $3.0 million and $8.0 million, respectively, of internal-use software development costs related to the website, of which a total of $6.7 million was capitalized primarily related to costs incurred with a third party; the remainder was charged to research and development expense. The Company began amortizing capitalized website development costs in February 2000, upon launch of the website, over its estimated useful life of two years. During 2001, the Company wrote off the remaining unamortized capitalized website development costs of $2.4 million as part of the restructuring and other charges (see Note 12).

(in thousands, except share and per share amounts)

(i) Concentrations of Credit Risk

SFAS No. 105, *Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, requires disclosure of any significant off-balance-sheet risk and concentrations of credit risk. The Company does not have any significant off-balance-sheet risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. Concentration of credit risk with respect to cash equivalents is limited because the Company places its investments in highly-rated financial institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

The Company had certain customers whose accounts receivable balances, including unbilled receivables, individually represented a significant percentage of total receivables at period-end, as follows:

	December 31,	
	2000	2001
Customer A	28%	*
Customer B	18%	*
Customer C	12%	*

The Company had certain customers whose revenues individually represented a significant percentage of total net revenues, as follows:

	December 31,		
	1999	2000	2001
Customer A	*	29%	12%
Customer D	11%	*	*

* *Was less than 10% of the Company's total*

(j) Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including its cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations approximate fair value due to the short-term nature of these instruments.

(k) Net Income (Loss) per Share

In accordance with SFAS No. 128, *Earnings per Share*, basic and diluted net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average basic and diluted number of shares of common stock outstanding during the period. The calculation of basic weighted average shares outstanding excludes unvested restricted common stock that is subject to repurchase by the Company. For periods in which a net loss has been incurred, the calculation of diluted net loss per share excludes potential common stock, as their effect is antidilutive. Potential common stock includes (i) incremental shares of common stock issuable upon the exercise of outstanding stock options and warrants calculated using the treasury stock method; (ii) shares of common stock issuable upon the exchange or conversion of preferred stock and convertible debt calculated using the as-if-converted method; and (iii) unvested restricted common stock subject to repurchase by the Company. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, *Earnings per Share in an Initial Public Offering*, the Company determined that there were no nominal issuances of common stock prior to the Company's initial public offering (IPO).

A reconciliation between the shares used to compute basic and diluted net income (loss) per share is as follows:

	Year Ended December 31,		
	1999	2000	2001
Weighted average common shares outstanding	12,137,097	22,119,569	35,056,396
Less—Weighted average unvested common shares outstanding	704,152	71,145	—
Basic and diluted weighted average shares outstanding	11,432,945	22,048,424	35,056,396

The calculation of diluted net income (loss) per share excludes the following potential shares of common stock as their effect on net income (loss) per share is anti-dilutive:

	Year Ended December 31,		
	1999	2000	2001
Unvested restricted common stock	704,152	71,145	0
Convertible preferred stock	6,067,421	4,885,489	0
Stock options	2,543,594	3,250,329	2,795,786
Stock warrants	164,780	103,287	11,527
	9,479,947	8,310,250	2,807,313

(l) Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*. SFAS No. 141, which requires all business combinations to be accounted for using the purchase method, is effective for all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement applies to goodwill and intangible assets acquired after June 30, 2001, as well as to goodwill and intangible assets previously acquired. Under this statement, goodwill and other certain intangible assets deemed to have an infinite life will no longer be amortized. Instead, these assets will be reviewed for impairment on a periodic basis. This statement is effective for the Company on July 1, 2001 with respect to any acquisitions completed after June 30, 2001, and on January 1, 2002 for all other goodwill and intangible assets. Management is currently evaluating the impact that this statement will have on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* and APB No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement provides guidance on recognizing and measuring impairment for long-lived assets excluding certain long-lived assets, such as goodwill, non-amortized intangible assets and deferred tax assets. This statement is effective for the Company in the first quarter of its fiscal year ending December 2002. Management is currently evaluating the impact that this statement will have on the Company's financial statements.

(m) Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 1999 and 2000, the Company had no material items of other comprehensive income (loss); therefore, comprehensive income (loss) for all periods presented is the same as reported net income (loss). For the year ended December 31, 2001, the Company's comprehensive net loss is comprised of the currency translation adjustment of $5 and the reported net loss.

(n) Reclassifications

Certain prior year account balances have been reclassified to be consistent with the current year's presentation.

(2) Acquisitions

Chi-Cor Information Management, Inc.

On November 16, 2000, the Company acquired in a merger transaction all of the outstanding capital stock of Chi-Cor Information Management, Inc. ("Chicor") for an initial purchase price of $13.5 million, which consisted of cash of $5.7 million, a portion of which was used to pay off a $754 outstanding bank loan, 251,601 shares of Company common stock with a fair value at the date of closing of $4.9 million, assumed liabilities of $2.5 million and transaction costs of $458. In addition, upon achievement of certain quarterly revenue and income milestones through December 31, 2001, the ChiCor shareholders were entitled to additional consideration of up to $6.9 million, one half of which was payable in cash and the balance payable in the form of Company stock at a derived per share value of $19.65. The acquisition was accounted for as a purchase business combination in accordance with Accounting Principles Board (APB) Opinion No. 16, *Business Combinations*. The Company has consolidated the operations of ChiCor beginning on the date of acquisition. The Company retained an independent appraiser for the purpose of allocating the initial consideration of $13.5 million to the tangible and intangible assets acquired and liabilities assumed. The portion of the purchase

(in thousands, except share and per share amounts)

price allocated to in-process research and development, totaling $2.4 million, was based on a risk-adjusted cash flow appraisal method and represents projects that had not yet reached technological feasibility and had no alternative future use. This portion of the purchase price was expensed upon consummation of the Chi-Cor acquisition.

Based on the revenue and income levels realized by ChiCor during the three month periods ended December 31, 2001, September 30, 2001, June 30, 2001 and March 31, 2001 and the closing price of I-many stock on those respective dates, the ChiCor shareholders were entitled to receive additional consideration valued at $1.1 million, $409, $713 and $1.3 million, respectively. The earnout amounts for the first three quarters of 2001 were paid in cash and stock prior to December 31, 2001. The additional consideration for the three-month period ended December 31, 2001 will be paid in cash and stock no later than April 30, 2002. At December 31, 2001, the stock portion of this consideration with a market value of $349 was recorded as Stock Subscription Payable and the $712 cash portion was recorded in Accrued Expenses, with the entire amount treated as additional purchase price and recorded as goodwill.

The following is a summary of the allocation of the initial consideration in the acquisition of ChiCor:

Current assets	$ 756
Developed technology	3,200
Assembled workforce	300
In-process research and development	2,400
Goodwill	6,915
Total initial consideration	$13,571

The following unaudited pro forma information summarizes the effect of the ChiCor acquisition as if the acquisition had occurred as of January 1, 1999. This pro forma information is presented for informational purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company acquired ChiCor on January 1, 1999, nor is it necessarily indicative of future results of operations of the combined enterprises.

	Year Ended December 31,	
(Unaudited)	1999	2000
Pro forma revenues	$ 21,087	$ 38,932
Pro forma net loss	$ (10,694)	$ (28,086)
Pro forma net loss per share	$ (0.92)	$ (1.26)

The pro forma results of operations excludes the one-time in-process research and development expense of $2.4 million for the years ended December 31, 1999 and 2000.

Vintage Software, Inc.

On January 25, 2001, the Company acquired all of the outstanding capital stock of Vintage Software, Inc. (Vintage), a software company, which marketed a competing product to the Company's CARS software suite of products to mid-market pharmaceutical companies. The aggregate purchase price of $1.1 million included $433 of cash, 34,096 shares of Company common stock with a fair value of $400, $200 in earnout bonuses, and transaction costs of $98. The acquisition was accounted for as a purchase business combination in accordance with APB Opinion No. 16, *Business Combinations*, and the Company has consolidated the operations of Vintage beginning on the date of acquisition. No pro forma information for the period ended December 31, 2001 has been presented as this purchase was not material.

Intersoft International, Inc.

On March 2, 2001, the Company acquired all of the outstanding capital stock of Intersoft International, Inc. (Intersoft), a supplier of sales and marketing automation products for the foodservice broker industry. The initial purchase price of $3.2 million included $500 of cash, 115,733 shares of Company common stock with a fair value of $2.2 million, assumed liabilities of $411 and transaction costs of $99. In addition, upon achievement of certain quarterly revenue and income milestones through March 31, 2002, the Intersoft shareholders are entitled to additional consideration of up to $1.25 million, payable in the form of Company stock. The acquisition was accounted for as a purchase business combination in accordance with APB Opinion No. 16, *Business Combinations*, and the Company has consolidated the operations of Intersoft beginning on the date of acquisition. No pro forma information for the period ended December 31, 2001 has been presented as this purchase was not material.

Based on the revenue and income levels realized by Intersoft during the three-month periods ended December 31, 2001, September 30, 2001 and June 30, 2001, the Intersoft shareholders were entitled to receive additional consideration of $9, $33 and $39, respectively, to be paid in stock within 45 days of the period then ended. The consideration amount payable at December 31, 2001 of $9 was recorded as Stock Subscription Payable and treated as additional purchase price and recorded as goodwill. Any additional consideration paid to the Intersoft shareholders as a result of future quarterly earnouts will be treated as additional purchase price and recorded as goodwill.

In the quarter ended December 31, 2001, the Company wrote-down $895 of the carrying value of goodwill related to the Intersoft acquisition in accordance with SFAS 121. (Also see Note 12.)

BCL Vision Ltd.

On April 9, 2001, the Company acquired all of the outstanding capital stock of BCL Vision Ltd. (BCL), a provider of collection and dispute management software and services based in London, United Kingdom. The initial purchase price of $12.1 million consisted of cash of $4.0 million, 690,000 shares of Company common stock with a fair value of $6.9 million, assumed liabilities of $680 and transaction costs of $500. In addition, upon achievement of a certain revenue milestone through June 30, 2001, which was not realized, the BCL shareholders would have been entitled to additional consideration of up to $1.0 million, payable in the form of Company stock. The acquisition was accounted for as a purchase business combination in accordance with APB Opinion No. 16, *Business Combinations*, and the Company has consolidated the operations of BCL beginning on the date of acquisition. The Company retained an independent appraiser for the purpose of allocating the consideration of approximately $12.1 million to the tangible and intangible assets acquired. Based on this appraisal, $952 was allocated to tangible assets and $10.2 million was allocated to goodwill and other intangible assets. The portion of the purchase price allocated to in-process research and development, totaling $1.0 million, was based on a risk-adjusted cash flow appraisal method and represents projects that had not yet reached technological feasibility and had no alternative future use. This portion of the purchase price was expensed upon consummation of the BCL acquisition. No pro forma information for the period ended December 31, 2001 has been presented as this purchase was not material.

Provato, Inc.

On August 16, 2001, the Company acquired in a merger transaction all of the outstanding capital stock of Provato, Inc. (Provato). The purchase price of $16.0 million consisted of 1,975,739 shares of the Company's common stock valued at approximately $11.2 million, a warrant to purchase 4,546 shares of the Company's stock valued at approximately $25, the assumption of approximately $1.3 million of liabilities, and $1.7 million in convertible notes issued by the Company to Provato during the two month period immediately preceding the merger. In connection with the acquisition, the Company has incurred transaction costs of $1.8 million, which included approximately $1.2 million of Provato's merger-related costs. The acquisition was accounted for as a purchase business combination in accordance with APB Opinion No. 16, *Business Combinations*, and the Company has consolidated the operations of Provato beginning on the date of acquisition. The Company retained an independent appraiser for the purpose of allocating the merger consideration of $16.0 million to the tangible and intangible assets acquired. Based on this appraisal, $870 was allocated to tangible assets and $12.4 was allocated to goodwill and other intangible assets. The portion of the purchase price allocated to in-process research and development, totaling $2.7 million, was based on a risk-adjusted cash flow appraisal method and represents projects that had not yet reached technological feasibility and had no alternative future use. This portion of the purchase price was expensed upon consummation of the Provato acquisition.

The following unaudited pro forma information as of December 31, 2000 summarizes the effect of the Provato and ChiCor acquisitions as if the acquisitions had occurred as of January 1, 2000. All other acquisitions that occurred during 2001 were insignificant and therefore excluded from the pro forma amounts below. This pro forma information is presented for informational purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company acquired Provato and ChiCor on January 1, 2000, nor is it necessarily indicative of future results of operations of the combined enterprises.

	Year Ended December 31,	
(Unaudited)	2000	2001
Pro forma revenues	$ 40,973	$ 56,187
Pro forma net loss	$ (42,619)	$ (27,635)
Pro forma net loss per share	$ (1.76)	$ (0.76)

(in thousands, except share and per share amounts)

(3) Details of Financial Statement Components

	December 31, 2000	December 31, 2001
Property and Equipment:		
Computer software	$8,208	$2,405
Computer hardware	3,948	4,874
Furniture and equipment	1,415	1,934
Leasehold improvements	254	328
	13,825	9,541
Less—Accumulated depreciation and amortization	5,200	4,832
	$8,625	$4,709

Included in furniture and equipment are assets with a gross value of $307 and $380 as of December 31, 2000 and 2001, respectively, pursuant to capital lease arrangements.

	December 31, 2000	December 31, 2001
Goodwill and Other Purchased Intangibles:		
Goodwill	$6,915	$26,328
Developed technology	3,200	13,921
Customer list	—	1,200
Assembled workforce	300	500
	10,415	41,949
Less—Accumulated amortization	335	7,135
	$10,080	$34,814

	December 31, 2000	December 31, 2001
Accrued Expenses:		
Accrued payroll and benefits	$2,402	$3,667
Accrued commissions	1,075	819
Earnout consideration	—	712
Accrued other	425	703
Accrued lease loss costs	—	556
Accrued consulting and professional fees	637	542
Current portion of capital lease obligations	59	83
	$4,598	$7,082

(4) Strategic Relationship Agreements

The Procter & Gamble Company

In May 2000, the Company entered into a Strategic Relationship Agreement (the Agreement) with The Procter & Gamble Company (P&G), pursuant to which P&G has designated the Company for a period of at least three years as their exclusive provider of purchase contract management software for their commercial products group. In addition, P&G has agreed to provide the Company with certain strategic marketing and business development services over the term of the Agreement. P&G also entered into an agreement to license certain software and technology from the Company.

As consideration for entering into the Agreement, the Company will pay P&G a royalty of up to 10% of the revenue generated from the commercial products market, as defined. To date, no such royalties have been earned or paid. In addition, the Company granted to P&G a fully exercisable warrant to purchase 875,000 shares of common stock as more fully described in Note 7(f).

Accenture

In April 2001, the Company entered into a Marketing Alliance Agreement (the Agreement) with Accenture LLP, pursuant to which Accenture has designated the Company for a period of at least one year as their preferred provider of automated contract management solutions. In addition, Accenture has agreed to provide the Company with certain strategic marketing and business development services at no charge over the term of the Agreement.

As consideration for entering into the Agreement, the Company has designated Accenture as its preferred business integration provider for the Company's CARS suite of products. In addition, the Company granted to Accenture a fully exercisable warrant to purchase 124,856 shares of the Company's common stock as more fully described in Note 7(f).

(5) Line-of-Credit Agreement

In April 2000, the Company entered into a revolving line-of-credit agreement with a bank whereby the Company could borrow up to $3.0 million, limited to 80% of eligible accounts receivable, as defined in the agreement. Borrowings under the line-of-credit agreement bore interest at the bank's prime rate plus 2.0% per annum and were secured by substantially all assets of the Company. Subsequent to the IPO in July 2000, the Company used a portion of the IPO proceeds to repay all amounts then outstanding under the line of credit and terminated the agreement. As consideration for entering into the line-of-credit agreement, the Company issued to the bank a warrant to purchase 11,111 shares of the Company's common stock as more fully described in Note 7(f).

(6) Redeemable Convertible Preferred Stock

Prior to its IPO, the Company had authorized 1,250,000 shares of redeemable convertible preferred stock, all of which were designated Series C redeemable convertible preferred stock (the Series C). On December 30, 1999, the Company sold 1,244,325 shares of the Series C for aggregate proceeds of approximately $12.5 million. The Series C held certain rights and preferences, including a cumulative 8% dividend, voting rights, a liquidation preference of $10.05 per share plus accrued dividends, redemption rights, and the option to convert each share of Series C into 2.5 shares of voting common stock. In July 2000, upon the effectiveness of the Company's IPO described in Note 7(a), each share of Series C then outstanding was converted into 2.5 shares of voting common stock, or an aggregate of 3,110,813 shares. At December 31, 2000 and 2001, no shares of Series C preferred stock remain authorized or outstanding.

(7) Stockholders' Equity

(a) Initial Public Offering

In July 2000, the Company completed an IPO of 7,500,000 shares of common stock at a per share price of $9.00. The Company received proceeds of approximately $61.3 million, net of underwriting discounts, commissions and offering expenses of approximately $6.2 million. In August 2000, the underwriters exercised their overallotment option for an additional 1,125,000 shares of common stock, for which the Company received net proceeds of approximately $9.4 million, net of underwriting discounts and commissions. Upon the effectiveness of the IPO all shares of Series A, Series B and Series C convertible preferred stock were converted into an aggregate of 9,169,688 shares of common stock. At December 31, 2000 and 2001, no shares of Series A, Series B or Series C preferred stock remain authorized or outstanding.

(b) Common Stock

Upon its re-incorporation in March 1998, the Company effected a 25-for-1 stock split. In March 2000, the Company approved a 2.5-for-1 stock split, which was effected as a stock dividend on July 11, 2000. All share and per share amounts in the accompanying consolidated financial statements and notes have been retroactively adjusted in all periods presented to reflect these stock splits. In March 2000, the Board voted to amend the Company's authorized capital stock to include 105,000,000 shares of capital stock, of which 100,000,000 shares are designated as common stock, $0.0001 par value per share, and 5,000,000 shares are undesignated preferred stock, $0.01 par value per share. At December 31, 2000 and 2001, the Company had reserved 8,287,301 and 13,257,239, respectively, shares of common stock for issuance upon the exercise of stock options and warrants.

During 1999, the Company granted 187,500 options to purchase common stock at less than fair market value to a director of the Company, for which the Company recorded deferred stock-based compensation of $188 that is being amortized over the four-year vesting period of the options.

(c) Convertible Preferred Stock

Prior to its IPO, the Company had authorized 2,500,000 shares of convertible preferred stock with a par value of $.01 per share, of which 2,100,000 shares were designated Series A convertible preferred stock (the Series A) and 400,000 shares were designated Series B convertible preferred stock (the Series B) (collectively, the Convertible Preferred Stock). The Convertible Preferred Stock held certain rights and preferences, including dividends, voting rights, liquidation rights and the option to convert each share of Convertible Preferred Stock into 2.5 shares of voting common stock. In July 2000, upon the effectiveness of the Company's IPO described in Note 7(a), each share of Convertible Preferred Stock then outstanding was converted into 2.5 shares of voting common stock, or an aggregate of 6,058,875 shares of common stock. At December 31, 2000 and 2001, no shares of Series A or Series B Convertible Preferred Stock remain authorized or outstanding.

The Company's Bylaws provide for and the Board of Directors and stockholders authorized 5,000,000 shares of $0.01 par value undesignated preferred stock. The Board of Directors has the authority to issue such shares in one or more series and to fix the relative rights, preferences, privileges and restrictions without vote or action by the stockholders.

(d) Stock Incentive Plans

In May 1994, the Company adopted the 1994 Stock Plan (the 1994 Plan), for which 4,375,000 shares of common stock were reserved. Under the terms of the 1994 Plan, the Company may could grant nonqualified or incentive stock options, make awards of stock or authorize stock purchases by directors, officers, employees or consultants of the Company. The exercise price for option grants was to be determined by the Board of Directors but in no event would be less than (i) the fair market value of the common stock, in the case of incentive stock options, or (ii) the lesser of (a) the book value per share of the Company or (b) 10% of the fair market value of the common stock, in the case of nonqualified stock options. Option grants under the 1994 Plan would

(in thousands, except share and per share amounts)

generally vest over a period of five years and terminate 10 years from the date of grant. The Board of Directors terminated the 1994 Plan in conjunction with the Stockholders' approval of the 2000 Stock Incentive Plan.

In April 1997, the Company adopted the 1997 Stock Option/Stock Issuance Plan (the 1997 Plan), for which 6,250,000 shares of common stock were reserved. Under the terms of the 1997 Plan, the Company could grant nonqualified or incentive stock options, make awards of stock or authorize stock purchases by directors, officers, employees or consultants of the Company. The exercise price for option grants was to be determined by the Board of Directors but in no event would be less than (i) the fair market value of the common stock in the case of incentive stock options or (ii) the lesser of (a) the book value per share of the Company or (b) 30% of the fair market value of the common stock in the case of nonqualified stock options. Option grants under the 1997 Plan would generally vest over a period of four to five years, as determined by the Board of Directors, and expire 10 years from the date of grant. The Board of Directors terminated the 1997 Plan in conjunction with the Stockholders' approval of the 2000 Stock Incentive Plan.

In March 2000, the Company adopted the 2000 Stock Incentive Plan and the 2000 Non-Employee Director Stock Option Plan. The 2000 Stock Incentive Plan provided for the grant of up to 2,500,000 shares of common stock in the form of incentive stock options, nonqualified stock options, restricted stock awards and other stock-based awards. All of the Company's officers, employees, directors, consultants and advisors were eligible to receive awards under the 2000 Stock Incentive Plan. The 2000 Non-Employee Director Stock Option Plan provides for the grant of up to 562,500 shares of common stock in the form of nonqualified stock options to directors who are not employees. Each non-employee director will initially be granted an option to purchase 62,500 shares of common stock; in addition, each non-employee director will receive an option to purchase 25,000 shares of common stock on the date of each annual meeting of stockholders. The Board of Directors terminated the 2000 Stock Incentive Plan in conjunction with the Stockholder' approval of the 2001 Stock Incentive Plan.

In April 2001, the Company adopted the 2001 Employee Stock Option Plan, which provides for the grant of up to 1,000,000 shares of common stock in the form of nonqualified stock options. All of the Company's officers, employees, directors, consultants and advisors are eligible to receive awards under the 2001 Employee Stock Option Plan, with not more than 25,000 shares to be issued in the aggregate to officers or directors of the Company.

In June 2001, the Company adopted the 2001 Stock Incentive Plan, pursuant to approval by the Company's shareholders. The 2001 Stock Incentive Plan provides for the grant of up to 5,000,000 shares of common stock in the form of incentive stock options, nonqualified stock options, restricted stock awards and other stock-based awards. In addition, if any previous award under the 2001 Stock Incentive Plan or other option plans of the Company expires or is terminated, surrendered or cancelled without having been fully exercised, the unissued shares covered by any such award shall be available for grant under the 2001 Stock Incentive Plan. All of the Company's officers, employees, directors, consultants and advisors are eligible to receive awards under the 2001 Stock Incentive Plan.

The following table summarizes total common shares available for future option grants at December 31, 2001:

2000 Non-Employee Director Stock Option Plan	437,500
2001 Employee Stock Option Plan	402,216
2001 Stock Incentive Plan	2,484,321
Total available for future grant	3,324,037

The following table summarizes stock option activity under all of the Company's stock incentive plans:

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price
Balance, December 31, 1998	3,110,188	$ 0.016 - 1.516	$ 0.504
Granted	3,153,188	1.516 - 3.800	2.704
Exercised	(337,435)	0.016 - 1.200	0.208
Canceled	(370,078)	0.016 - 1.516	1.412
Balance, December 31, 1999	5,555,863	0.016 - 3.800	1.712
Granted	1,886,777	4.200 - 18.500	12.453
Exercised	(1,821,192)	0.016 - 3.000	0.249
Canceled	(336,464)	1.200 - 11.750	5.548

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price
Balance, December 31, 2000	5,284,984	$0.016 - 18.500	5.731
Granted	6,291,854	1.960 – 14.250	5.789
Exercised	(1,206,991)	0.016 – 14.000	2.549
Canceled	(1,660,505)	1.200 – 18.500	7.450
Balance, December 31, 2001	8,709,342	$ 0.016 – 18.500	$5.841
Exercisable, December 31, 1998	1,648,500	$0.016—1.516	$0.048
Exercisable, December 31, 1999	1,698,020	$0.016—3.800	$0.156
Exercisable, December 31, 2000	977,661	$0.016—15.250	$3.215
Exercisable, December 31, 2001	1,380,730	$0.016 – 18.500	$6.692

Additional information regarding options outstanding and exercisable as of December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price Per Share
$ 0.016 - $1.516	424,227	$1.238	6.47	184,157	$1.152
1.960 – 2.800	2,903,441	2.022	9.62	144,002	2.507
3.000 – 4.200	1,585,620	3.329	7.75	529,154	3.247
5.050 – 7.330	1,537,475	5.781	9.60	68,550	6.000
8.160 – 11.750	845,461	10.801	9.01	110,309	11.546
13.375 – 18.500	1,413,118	14.983	8.98	344,558	15.277
	8,709,342	$5.841	8.96	1,380,730	$6.692

The Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its stock compensation plans. In cases where options are granted or stock is issued at a price below fair market value, the Company calculates compensation expense as the difference between the fair market value, as determined by the Board of Directors or as listed on a public exchange, and the exercise or issuance price. The Company recognizes compensation expense over the vesting term of the related option or common share. Had compensation expense for stock options been determined based on the fair value method of accounting proscribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net loss would have been increased to the pro forma amounts indicated below.

	Year Ended December 31,		
	1999	2000	2001
Net loss --			
As reported	$(5,220)	$(24,175)	$(21,207)
Pro forma	(5,378)	(25,838)	(27,576)
Basic and diluted net loss per share --			
As reported	$(0.46)	$(1.12)	$(0.60)
Pro forma	(0.47)	(1.20)	$(0.79)

The Company's calculations of the fair value of stock options were made using the Black-Scholes option pricing model with the following assumptions and resulted in the following weighted average fair value of options granted during the period:

	Year Ended December 31,		
	1999	2000	2001
Risk-free interest rates	6%	6%	4.5%
Dividend yield	—	—	—
Volatility	—	0%-85%	115%
Expected term	7 years	7 years	7 years
Weighted average fair value of options granted during the period	$0.95	$8.69	$4.30

(in thousands, except share and per share amounts)

(e) Employee Stock Purchase Plan

In March 2000, the Company adopted the 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan authorizes the issuance of up to 1,250,000 shares of common stock to participating employees at 85% of the closing price of the common stock on the first day or last day of each offering period, whichever is lower. The following table summarizes the number of shares and per share exercise prices for grants since the Plan's inception:

	Number of shares	Exercise price
December 2000	4,254	$9.669
June 2001	9,177	11.794
December 2001	12,709	6.885

(f) Warrants

At December 31, 2000 and 2001, the Company had warrants outstanding at exercise prices ranging from $9.00 to $13.20, as described below.

In May 1997, the Company issued warrants to purchase 223,187 shares of common stock at an exercise price of $0.67 per share to investors in connection with a private placement of the Company's convertible promissory notes. The Company had 223,187 warrants outstanding at December 31, 1998 and 1999. In January 2000, the warrant holders exercised all warrants then outstanding for total proceeds to the Company of approximately $150.

In April 2000, the Company issued warrants to purchase 11,111 shares of common stock as consideration for entering into a line-of-credit agreement with a bank, as more fully described in Note 5. The warrant is exercisable through July 2002 and has an exercise price of $9.00 per share. The Company has calculated the fair value of this warrant as $48, which has been recorded as interest expense in the accompanying consolidated financial statements. During 2001, the bank exercised 5,098 shares in a cashless transaction.

In May 2000, the Company granted to P&G a fully exercisable warrant to purchase 875,000 shares of common stock as consideration for entering into a strategic relationship agreement (the Agreement), as more fully described in Note 4. The warrant, which was exercisable for a period of two years at an exercise price of $9.00 per share, was converted into 561,960 shares of common stock via a cashless exercise during 2000. In addition, the Company agreed to grant P&G warrants to purchase up to 125,000 additional shares of common stock, exercisable at the then current fair market value per share, upon the achievement of milestones set forth in the Agreement, as defined. To date, no such milestones have been achieved.

Using the Black-Scholes option pricing model and based upon an exercise price of $9.00 per share and a volatility factor of 85%, the Company calculated the fair value of the fully exercisable warrant to purchase 875,000 shares of common stock as approximately $3.8 million. In accordance with Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, this amount was recorded by the Company in the second quarter of 2000 as, first, a $1.2 million reduction of the revenue derived from the license agreement with P&G, and, second, a component of sales and marketing expense for $2.6 million. The Company will calculate and record the fair value of the warrants to purchase up to 125,000 additional shares of common stock as sales and marketing expense as P&G provides the services set forth in the Agreement.

In April 2001, the Company granted to Accenture a fully exercisable warrant to purchase 124,856 shares of the Company's common stock. The warrant is exercisable for a period of three years at an exercise price of $9.725 per share. In addition, the Company has agreed to grant Accenture additional future warrants, each with a value equal to 10% of any revenues generated from certain future software licenses to Accenture's clients and prospects. To date, no such warrants have been earned or paid.

Using the Black-Scholes option pricing model and based upon an exercise price of $9.725 per share and a volatility factor of 104.6%, the Company calculated the fair value of the fully exercisable warrant to purchase 124,856 shares of common stock as approximately $800. In accordance with Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, this amount was recorded by the Company in the second quarter of 2001 as a component of sales and marketing expense. The Company will calculate and record the fair value of the warrants to purchase additional shares of common stock as sales and marketing expense as revenues from certain future software licenses to Accenture's clients and prospects are generated as set forth in the Agreement.

In August 2001, the Company acquired in a merger transaction all of the outstanding capital stock of Provato, Inc. (Provato). As part of this transaction, the purchase price included a warrant to purchase 4,546 shares of the

Company's stock at an exercise price of $13.20. This warrant was valued at approximately $25 using the Black-Scholes option pricing model.

(8) Income Taxes

At its inception, the Company elected to be treated as a Subchapter S corporation for income tax purposes. Since income taxes related to the income of Subchapter S corporations are the responsibility of the individual stockholders, no provision for income taxes was recorded in the accompanying financial statements for the period from January 1, 1998 through April 2, 1998. On April 2, 1998, the Company re-incorporated as a Subchapter C corporation and the Company's Subchapter S corporation status was terminated. On that date, the accumulated losses incurred during the period in which the Company was a Subchapter S corporation were reclassified to additional paid-in capital. The Company's results of operations were taxed as a Subchapter C corporation for the period from April 3 through December 31, 1998, for which period a benefit for income taxes was recorded in the accompanying financial statements related to recording a deferred tax asset for certain future tax deductions for which it was deemed at the time more likely than not that the assets would be realized, due to actual and expected taxable income. Due to a change in the Company's profitability in 1999, the deferred tax asset was deemed not to be recoverable and, therefore, was expensed in the 1999 tax provision.

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, a deferred tax asset or liability is recorded for all temporary differences between book and tax reporting of assets and liabilities. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of any deferred tax assets will not be realized. At December 31, 2001, the Company has available net operating losses (NOL's) of approximately $42.3 million that are available to offset future taxable income through 2020. If substantial changes in the Company's ownership should occur, as defined by Section 382 of the Internal Revenue Code, there could be annual limitations on the amount of carryforwards, which can be realized in future periods. Due to the uncertainty surrounding the Company's ability to realize these NOL's and the Company's other deferred tax assets, a full valuation allowance has been placed against the otherwise recognizable net deferred tax asset.

The components of the (benefit from) provision for income taxes for the year ended December 31, 1999 are as follows:

Current—	
Federal	$(94)
State	(32)
	(126)
Deferred—	
Federal	305
State	102
	407
Total (benefit) provision	$281

There was no provision for income taxes recorded in the years ended December 31, 2000 and 2001.

The approximate income tax effect of each type of temporary difference and carryforwards is as follows:

	December 31,	
	2000	2001
Net operating loss carryforwards	$12,052	$14,569
Cash to accrual adjustment	203	200
Nondeductible reserves and accruals	333	271
Capitalized software development costs	(1,591)	(1,591)
Nondeductible amortization of purchased intangibles	(1,400)	(1,400)
Less—Valuation allowance	(9,597)	(12,049)
Net deferred tax asset	$—	$—

A reconciliation of the federal statutory rate to the effective rate is as follows:

	Year Ended December 31,		
	1999	2000	2001
Federal statutory rate	(34.0)%	(34.0)%	(34.0%)
State taxes, net of federal benefit	(8.0)	(6.1)	(2.2)
Nondeductible amortization	—	0.6	11.1
In-process research and development	—	4.0	6.2
Increase in valuation allowance	48.2	35.6	14.1
Other	(0.5)	(0.1)	4.8
Effective rate	5.7%	—%	—%

(9) Commitments

The Company leases its facilities under operating lease agreements and certain of its equipment under noncancelable capital and operating lease agreements through 2011. The current portion of capital lease obligations is included in accrued expenses in the Company's consolidated balance

(in thousands, except share and per share amounts)

sheet. Future minimum lease commitments under all noncancelable leases at December 31, 2001 are approximately as follows:

	Operating Leases	Capital Leases
Year ending December 31,		
2002	$2,071	$93
2003	1,871	88
2004	838	29
2005	582	—
2006	595	—
Thereafter	2,496	—
Total minimum lease payments	8,453	210
Less—Amount representing interest		22
Present value of minimum lease payments		188
Less—Current portion of capital lease obligations		83
Capital lease obligations, net of current portion		105

Total rent expense was approximately $409, $829 and $1,413 for the years ended December 31, 1999, 2000 and 2001, respectively.

(10) Segment Disclosure

The Company measures operating results as three reportable segments, each of which provide multiple products and services that allow manufacturers, purchasers and intermediaries to manage their complex contracts for the purchase and sale of goods. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's reportable segments are strategic business units that market to separate and distinct industry groups: (i) life sciences, which includes pharmaceutical manufacturers, (ii) consumer packaged goods and food services, and (iii) other industries. The following tables reflect the results of the segments consistent with the company's management system.

	Life Science	Consumer Packaged Goods & Food Services	Other	Segment Totals
For the year ended December 31, 2001:				
Revenues	$44,919	$9,879	$1,273	$56,071
Depreciation and amortization	4,150	3,996	2,635	10,781
Segment loss	(8,587)	(3,863)	(8,757)	(21,207)
Segment assets	54,587	15,612	21,772	91,971
Expenditures for segment assets	1,585	179	58	1,822
For the year ended December 31, 2000:				
Revenues	$36,148	$319	$—	$36,467
Depreciation and amortization	4,052	334	—	4,386
Segment loss	(21,147)	(3,028)	—	(24,175)
Segment assets	74,745	10,643	—	85,388
Expenditures for segment assets	8,379	—	—	8,379
For the year ended December 31, 1999:				
Revenues	$19,411	$--	$—	$19,411
Depreciation and amortization	751	—	—	751
Segment loss	(5,223)	—	—	(5,223)
Segment assets	27,182	—	—	27,182
Expenditures for segment assets	3,764	—	—	3,764

Intersegment revenues, interest revenue, interest expense, other significant noncash items, equity in the net income of investees accounted for by the equity method, income tax expense or benefit, unusual items and extraordinary items that are attributable to the segments do not have a significant effect on the financial results of the segments.

Geographic Information:

	Revenue*			Long-lived Assets		
	1999	2000	2001	1999	2000	2001
United States	100%	99%	98%	$4,074	$19,764	$33,347
United Kingdom	**	**	**	—	—	8,505
Other	**	**	**	—	—	—
Total	100%	100%	100%	$4,074	$19,764	$41,852

* Revenues are attributed to countries based on location of customer.

** Revenues were less than 1%.

(11) Valuation and Qualifying Accounts

A rollforward of the Company's allowance for doubtful accounts is as follows:

Balance at December 31, 1999	$550
Additions	350
Write-offs	(134)
Balance at December 31, 2000	766
Additions	26
Write-offs	(35)
Balance at December 31, 2001	$757

(12) Restructuring and Other Charges

In the quarter ended September 30, 2001, the Company recorded a $3.0 million charge in connection with a restructuring of the Company's operations and the abandonment of its proprietary internet portal. Included in the $3.0 million charge is $2.4 million, which was the net carrying value of the Company's internet portal, $540 in severance costs, and $108 in facility lease costs. In abandoning its internet portal, the Company has ceased all support of the portal site, discontinued all related development, and eliminated or reassigned all personnel previously assigned to the project. The balance of the severance and related charges were incurred in association with the Company's decision to restructure certain of its operations in order to improve workforce efficiencies.

In the quarter ended December 31, 2001, the Company recorded $1.7 million in charges in connection with the closing of its Oakland, California office and a write-down in value of certain intangible assets. Included in the $1.7 million charge is $368 in severance costs, $445 in facility lease and related costs, and a write-down $895 of the carrying value of goodwill related to the Intersoft acquisition.

As of December 31, 2001, $868 in restructuring charges is accrued and unpaid, consisting of $240 in severance costs and $628 in facility lease and related costs.

(13) Subsequent Events

(a) Private Placement

On February 20, 2002, the Company completed a private placement of its common stock and preferred stock, issuing 1,100,413 shares of its common stock at a price of $7.27 per share and 1,700 shares of redeemable convertible preferred stock at a purchase price of $10,000 per share. The preferred stock has no dividends or coupon, no liquidation preference and no financial covenants. The Company received proceeds of approximately $7.7 million, net of commissions and other fees, from the sale of the common stock. The proceeds of $17.0 million related to the issuance of preferred stock are being held in escrow pending conversion or redemption of the shares of preferred stock.

The preferred stock is convertible into common stock at a price equal to the higher of (i) a floor price set by the Company, currently set at $7.00 a share, and (ii) a conversion price equal to the greater of $8.72 per share (but see below) or 80% of the average price of the Company's stock, measured over a 20-day period following the effectiveness of a registration statement. However, the conversion price of the preferred stock will not exceed 93% of the average price of the Company's stock, measured over the same 20-day period following the effectiveness of a registration state-

(in thousands, except share and per share amounts)

ment. Also, the Company has the right to establish a new floor price above $7.00. In the event that the preferred stock is not converted into common stock by the date set for conversion, expected to be on or about August 2, 2002, the shares of preferred stock will be redeemed and the proceeds held in escrow will be refunded to the investors.

In addition, the Company granted the investors certain common stock purchase warrants, consisting of a warrant exercisable for 180 days after the closing to purchase up to an additional 165,062 shares at an exercise price of $7.27 per share, and a seven-year warrant to purchase up to an additional 165,062 shares at an exercise price of $7.50 per share. If the preferred stock is converted into common stock, the Company will grant a seven-year common stock warrant to purchase up to a number of additional shares equal to 15% of the shares of common stock received on conversion, at an exercise price equal to 120% of the conversion price.

(b) Acquisition of NetReturn, LLC.

On March 12, 2002, the Company acquired substantially all the assets of NetReturn, LLC, a Connecticut limited liability company located in Fairfield, Connecticut, for a purchase price of up to $5.3 million. The primary asset acquired was NetReturn's library of software applications and tools. The initial consideration of approximately $3.3 million consisted of $500 of cash, 429,017 shares of the Company's common stock with a fair value at the time of acquisition of $2.7 million and estimated transaction costs of $100. In addition, upon achievement of certain revenue milestones through March 31, 2003, the NetReturn shareholders are entitled to additional consideration of up to $2 million, payable in cash or stock at the Company's election. The acquisition will be accounted for as a purchase business combination in accordance with APB Opinion No. 16, Accounting for Business Combinations. The Company will consolidate the operating results of NetReturn beginning on the date of acquisition.

To the Board of Directors and Stockholders of
I-many, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of I-many, Inc. and subsidiaries (a Delaware corporation) as of December 31, 2000 and 2001 and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I-many, Inc. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
January 24, 2002
(except for the matters discussed in
Note 13, as to which the dates are February 20, 2002 and
March 12, 2002)

Our common stock is traded on the Nasdaq National Market under the symbol "IMNY." Our initial public offering of stock took place on July 13, 2000 at $9.00 per share. The price range per share reflected in the table below is the highest and lowest sale price for our stock as reported by the Nasdaq National Market during each quarter the stock has been publicly traded. Our present policy is to retain earnings, if any, to finance future growth. We have never paid cash dividends and have no present intention to pay cash dividends. On April 10, 2002, the Company had 233 holders of record of its common stock.

	Price Range of Common Stock	
Three Months Ended	High	Low
December 31, 2001	$10.60	$2.26
September 30, 2001	13.73	1.86
June 30, 2001	19.35	7.63
March 31, 2001	22.75	9.06
December 31, 2000	27.38	8.00
September 30, 2000*	22.00	7.75

** Commencing July 13, 2000.*

SUPPLEMENTARY QUARTERLY FINANCIAL DATA

The following table presents quarterly financial data for each of the eight quarters in the two-year period ended December 31, 2001. The information for each of these quarters is unaudited, but has been prepared on the same basis as the audited financial statements appearing elsewhere in this report.

(in thousands, except per share data)	THREE MONTHS ENDED							
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Total net revenues	$6,789	$7,852	$9,415	$12,411	$15,265	$13,073	$13,779	$13,954
Gross profit	3,545	3,262	5,462	8,287	10,909	8,900	10,345	10,554
Net loss	(5,702)	(10,339)	(3,560)	(4,574)	(1,289)	(7,405)	(8,062)	(4,451)
Net loss per share	(0.47)	(0.76)	(0.12)	(0.14)	(0.04)	(0.22)	(0.23)	(0.12)

Directors

A. Leigh Powell
Chairman of the Board of Directors
President and Chief Executive Officer
I-many. Inc.

William F. Doyle
Partner
Insight Capital Partners

Murray B. Low
Associate Professor and Executive Director
of the Eugene M. Lang Center for Entrepreneurship
Columbia Business School

Karl Newkirk
Vice Chairman
Acero, Inc.

Officers

A. Leigh Powell
President and Chief Executive Officer

Terrence M. Nicholson
Chief Operating Officer

Timothy P. Curran
Executive Vice President,
Worldwide Sales

Kevin F. Collins
Chief Financial Officer

Worldwide Headquarters:
I-many, Inc.
5th Floor
537 Congress Street
Portland, Maine 04101
ph 800 949 1229
fax 207 772 8597

Independent Accountant
Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110
ph 617 330 4000

Transfer Agent and Registrar
American Stock Transfer
& Trust Company
40 Wall Street
New York, NY 10005
ph 212 936 5100

Businesses are built on relationships. And as the significance of these relationships increases, so does the significance of the essential contracts that define them. I-many is the recognized leader in providing contract management solutions because we see all contracts as not merely required paperwork between trading partners, but as vital relationships between businesses.

Worldwide Headquarters:
I-many, Inc.
5th Floor
537 Congress Street
Portland, Maine 04101
ph 800 949 1229

Consumer Products / Food Service Division:
I-many, Inc.
12th Floor
300 West Adams Street
Chicago, Illinois 60606
ph 800 448 8777

Sales & Marketing Offices:
I-many, Inc.
12th Floor
399 Thornall Street
Edison, New Jersey 08837
ph 800 832 0228

London Office
I-many International Ltd.
21 Whitefriars Street
London
EC4Y 8JJ
ph +44 (0)20 7936 2828

www.imany.com

Seeing Relationships Differently™ imany®